1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Adam T. Teufel adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

January 17, 2020

VIA EDGAR CORRESPONDENCE

Scott Lee

Sumeera Younis

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Lattice Strategies Trust (the “Registrant”) (SEC File Nos. 333-199089 and 811-23002)

Dear Mr. Lee and Ms. Younis:

We are writing in response to comments Ms. Younis provided telephonically to Alexander C. Karampatsos and Christopher Dotson on December 30, 2019 with respect to Post-Effective Amendment No. 15 to the Registrant’s registration statement, filed on November 15, 2019, relating to the Hartford Multifactor ETFs. We have reproduced your comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in a post-effective amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment: We remind you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response: The Registrant acknowledges this comment.

2.	Comment: Does the Registrant anticipate operating each Fund pursuant to new Rule 6c-11 (“New ETF Rule”) under the Investment Company Act of 1940, as amended (“1940 Act”), upon the compliance date of the New ETF Rule?

Response: The Registrant anticipates operating each Fund pursuant to the New ETF Rule prior to the rescission of its 1940 Act ETF exemptive relief in December 2020.

3.	Comment: The investment objective of each Fund states, in part, that the “Fund seeks to provide investment results that, before fees and expenses, correspond to the total return performance of an index. . . .” The staff prefers the use of “correlate” or “track” instead of “correspond.”

Response: The Registrant acknowledges the staff’s preference but notes that the use of “correspond” is consistent with the Registrant’s 1940 Act ETF exemptive relief and with the wording of each Fund’s investment objective since inception. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

4.	Comment: Please provide supplementally a completed Annual Fund Operating Expenses table and Expense Example for each Fund.

Response: The completed Expense Examples and Annual Fund Operating Expense tables for the Funds are included in Appendix I attached hereto.

5.	Comment: If a Fund has a portfolio turnover rate of over 100% within its last fiscal year, please ensure that there is a corresponding principal risk.

Response: The Registrant notes that each Fund had a portfolio turnover rate of less than 100% during its last fiscal year. Accordingly, the Registrant believes it is unnecessary to make any changes in response to this comment.

6.	Comment: The principal investment strategy section for Hartford Multifactor Developed Markets (ex-US) ETF states that the Fund’s Index seeks to have “up to 15% less volatility” and that the principal investment strategy section for each other Fund, except the Hartford Multifactor REIT ETF, has similar disclosure. Please consider revising the disclosure to clarify how the specific baseline volatility is measured and how the Index seeks to reduce volatility.

Response: The Registrant confirms that it will revise the disclosure in response to this comment.

7.	Comment: The principal investment strategy section for Hartford Multifactor Developed Markets (ex-US) ETF states that “Risk-Optimized refers to the approach Lattice Strategies LLC (‘Lattice’ or the ‘Adviser’) takes in the development and management of the Index. . . The Index is calculated and distributed by Solactive AG.” In this section and the principal investment strategy section for each other Fund, as applicable, please consider clarifying the relationship between Lattice and Solactive AG in calculating and maintaining each Fund’s Index.

Response: As disclosed in the principal investment strategy section for each Fund, each “Index is sponsored by Lattice. Lattice determines the composition and relative weightings of the securities in the Index and publishes information regarding the market value of the Index. The Index is calculated and distributed by Solactive AG.” As disclosed in the SAI, “Lattice, as the index provider, is responsible for the methodology and selection of the index components. Solactive AG, as index calculation agent, calculates price and total return indices.” The Registrant believes that the prospectus and SAI sufficiently disclose that each Index is maintained by Lattice and calculated and administered by Solactive AG. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

8.	Comment: Please provide supplementally the methodology rule book for each Index.

Response: The methodology rule book for each Index is attached hereto as Appendix II.

9.	Comment: The principal investment strategy section for each of Hartford Multifactor Developed Markets (ex-US) ETF, Hartford Multifactor Diversified International ETF, and Hartford Multifactor Small Cap ETF states that the Index employs an approach that seeks to address “active risks versus the cap-weighted universe.” Please consider revising the aforementioned principal investment strategy sections to clarify what is meant by “active risks versus the cap-weighted universe” and also provide any changes supplementally.

Response: The Registrant confirms that it will revise the disclosure consistent with this comment as shown below.

The Index is built with a rules-based, proprietary methodology that employs a multi-layered risk-controlled approach that seeks to address ~~active~~ risks associated with ~~versus~~ the cap-weighted universe, accounting for size, country, liquidity and volatility risks.

10.	Comment: The principal investment strategy section for each of Hartford Multifactor Developed Markets (ex-US) ETF, Hartford Multifactor Diversified International ETF, Hartford Multifactor REIT ETF, and Hartford Multifactor Small Cap ETF refers to “risk premium factors” or “risk premium profiles.” Please consider revising the aforementioned principal investment strategy sections to clarify what is meant by “risk premium factors” and “risk premium profiles” and also provide any changes supplementally.

Response: The Registrant confirms that it will revise the disclosure consistent with this comment. For example, the Registrant will revise the disclosure in the principal investment strategy section for the Hartford Multifactor Developed Markets (ex-US) ETF as shown below.

Specifically, the Index seeks to de-concentrate individual country and currency risks while emphasizing companies that exhibit persistent risk premium factors, including but not limited to, quality, momentum, and value.

11.	Comment: The principal investment strategy section of each Fund states that “[t]he Index was established with a base value of 1,000. . . .” Please revise the disclosure to indicate the unit that corresponds to the 1,000 figure.

Response: The Registrant respectfully notes that the Indexes are not measured by any specified units. The Registrant notes that each Index was initially set at a positive base number and that changes to the Index’s value are meant to reflect the returns of the Index rather than any change in any units of measurement. The Registrant notes that this approach is consistent with the approach taken by other indices in the industry (e.g., the S&P 500 Index). Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

12.	Comment: Each Fund’s principal investment strategy section states that “[u]nlike many investment companies, the Fund does not try to ‘beat’ the index it tracks. . . .” The staff notes that other funds that track an index typically do not try to “beat” the index they track. Please consider deleting or revising the reference to “[u]nlike many investment companies”.

Response: The Registrant confirms that it will revise the disclosure consistent with this comment by deleting the reference to “[u]nlike many investment companies”.

13.	Comment: The performance section of each Fund includes multiples indexes. Please include narrative disclosure regarding each additional index pursuant to Instruction 2(b) to Item 4(b)(2) of Form N-1A. Please also consider moving each Fund’s additional index (i.e. the Russell or MSCI Index) before the Fund’s proprietary custom benchmark index.

Response: The Registrant respectfully notes that it refers to each additional index in its narrative disclosure as “another broad measure of market performance” in accordance with Instruction 2(b) to Item 4(b)(2) of Form N-1A. The Registrant takes the view that each Fund’s custom benchmark index qualifies as an “appropriate broad-based securities market index” within the meaning of Form N-1A. The Registrant believes that the placement of each Fund’s custom benchmark index adjacent to the Fund’s returns provides investors with a clear basis for evaluating the Fund’s performance and risks relative to an appropriate broad-based securities market index, consistent with the requirements of Form N-1A. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

14.	Comment: Each Fund’s principal investment strategy section makes reference to “[e]ach strategy index developed by Lattice. . . .” Please revise each Fund’s principal investment strategy section to discuss the Index that the Fund tracks and to remove references to other indexes.

Response: The Registrant confirms that it will revise the disclosure consistent with this comment.

15.	Comment: Each Fund’s principal investment strategy section states that Lattice “seeks to address identified risks within its asset class” and then provides a list of examples of certain risks. Please revise this list so that it is an exhaustive list of such risks or clarify that this list is not exhaustive.

Response: The Registrant respectfully notes that the use of the phrase “[f]or example” at the beginning of the sentence, as well as “and other unmanaged risk factors” in the middle of the sentence, that contains the list of such risks indicates that the list is not exhaustive. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

16.	Comment: The staff notes that for each Fund that has undergone a name change since its last annual update filing, the prior name of such Fund should be placed under the Fund’s current name on the cover page and in summary sections for each such Fund.

Response: The Registrant respectfully notes that for the two Funds that underwent name changes since the Funds’ last annual update filing, the prior name is placed under the current name on the cover page and in the summary sections for each such Fund. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

17.	Comment: The staff notes that the Registrant discloses “liquidity risk” as sub-risk in the “Additional Information Regarding Investment Strategies and Risks” section of the Prospectus. Please consider adding liquidity risk as a principal risk for each Fund.

Response: The Registrant does not believe that liquidity risk, on its own, is a principal risk of the Funds. The Registrant respectfully notes that its Prospectus sufficiently discloses the risks associated with liquidity risk in the “Additional Information Regarding Investment Strategies and Risks” section of the Prospectus. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

18.	Comment: The “Performance Notes” section states that “each Fund may measure its performance and that of its proprietary custom benchmark against a broad-based measure of market performance.” The staff notes that each Fund in fact does do so. Please revise this discloses to indicate that each Fund will measure its performance and that of its proprietary custom benchmark against a broad-based measure of market performance.

Response: The Registrant confirms that it will revise the disclosure consistent with this comment.

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

Appendix I

Hartford Multifactor Developed Markets (ex-US) ETF

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.29%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual fund operating expenses	0.29%

EXAMPLE: The examples below are intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The examples assume that:

•	Your investment has a 5% return each year
•	The Fund’s operating expenses remain the same

Your actual costs may be higher or lower. Based on these assumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indicated:

Year 1	Year 3	Year 5	Year 10
$30	$93	$163	$368

Hartford Multifactor Diversified International ETF

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.29%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual fund operating expenses	0.29%

EXAMPLE: The examples below are intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The examples assume that:

•	Your investment has a 5% return each year
•	The Fund’s operating expenses remain the same

Your actual costs may be higher or lower. Based on these assumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indicated:

Year 1	Year 3	Year 5	Year 10
$30	$93	$163	$368

Hartford Multifactor Emerging Markets ETF

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees(1)	0.44%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual fund operating expenses(2)	0.44%

(1)	“Management fees” have been restated to reflect current fees.
(2)	“Total annual fund operating expenses” do not correlate to the ratio of expenses to average net assets that is disclosed in the Fund’s annual report in the financial highlights table, which reflects the operating expenses of the Fund and does not include the restated “Management Fees.”

EXAMPLE: The examples below are intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The examples assume that:

•	Your investment has a 5% return each year
•	The Fund’s operating expenses remain the same

Your actual costs may be higher or lower. Based on these assumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indicated:

Year 1	Year 3	Year 5	Year 10
$45	$141	$246	$555

Hartford Multifactor Low Volatility US Equity ETF

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.19%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual fund operating expenses	0.19%

EXAMPLE: The examples below are intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The examples assume that:

•	Your investment has a 5% return each year
•	The Fund’s operating expenses remain the same

Your actual costs may be higher or lower. Based on these assumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indicated:

Year 1	Year 3	Year 5	Year 10
$19	$61	$107	$243

Hartford Multifactor REIT ETF

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.45%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual fund operating expenses	0.45%

EXAMPLE: The examples below are intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The examples assume that:

•	Your investment has a 5% return each year
•	The Fund’s operating expenses remain the same

Your actual costs may be higher or lower. Based on these assumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indicated:

Year 1	Year 3	Year 5	Year 10
$46	$144	$252	$567

Hartford Multifactor Small Cap ETF

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees(1)	0.34%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual fund operating expenses(2)	0.34%

(1)	“Management fees” have been restated to reflect current fees.
(2)	“Total annual fund operating expenses” do not correlate to the ratio of expenses to average net assets that is disclosed in the Fund’s annual report in the financial highlights table, which reflects the operating expenses of the Fund and does not include the restated “Management Fees.”

EXAMPLE: The examples below are intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The examples assume that:

•	Your investment has a 5% return each year
•	The Fund’s operating expenses remain the same

Your actual costs may be higher or lower. Based on these assumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indicated:

Year 1	Year 3	Year 5	Year 10
$35	$109	$191	$431

Hartford Multifactor US Equity ETF

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.19%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual fund operating expenses	0.19%

EXAMPLE: The examples below are intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The examples assume that:

•	Your investment has a 5% return each year
•	The Fund’s operating expenses remain the same

Your actual costs may be higher or lower. Based on these assumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indicated:

Year 1	Year 3	Year 5	Year 10
$19	$61	$107	$243

Appendix II

2

Overview

Hartford Multifactor Indices

The Hartford Multifactor Indices outlined in this document are designed to capture the performance potential of US equities by seeking the enhanced return potential of multiple risk factors while maintaining targeted ranges of exposures across size and sector dimensions.

The rules-based, proprietary methodology employs a multi-layered risk-controlled approach that seeks to de-concentrate position size risks relative to capitalization-weighted universes while selecting companies exhibiting favorable risk premia factors.

While the index methodologies follow substantially similar approaches, each was designed to address the risks and opportunities inherent to each capitalization class or equity region. Thus, there are important distinctions between different index strategies.

The Indices’ Provider (Lattice Strategies LLC (“Lattice Strategies” or “Lattice”), a wholly owned subsidiary of Hartford Funds Management Company, LLC (“HFMC”)) is responsible for the methodology and selection of each index component. The Indices are calculated and distributed by Solactive AG. The Indices are calculated as price and total return indices.

3

Eligible Securities

Eligible securities for each of the indices are derived from universes composed of companies within the following general parameters:

Hartford Multifactor Index	Eligible Universe
Large Cap	Includes the 1,000 largest US companies by estimated free-float market capitalization

See Appendix for itemized list of eligible countries for each index

Overview of Index Construction Methodology

Hartford Multifactor Indices deploy an integrated process that seeks to deliberately allocate risk and maximize exposure to companies exhibiting positive exposure to value, momentum, and quality factors.

▪	Risk-First Portfolio Construction – Establishes risk parameters for the index by setting volatility as well as company-, size-, and sector- diversification objectives. The index targets up to a 15% reduction in volatility over a complete market cycle as part of the index design.

▪	Multifactor Security Selection – Seeks to select companies exhibiting a favorable combination of value, momentum and quality factors in an attempt to enhance return potential.

4

Hartford Multifactor Large Cap Index (LROLCX)

Index Overview

Hartford Multifactor Large Cap Index (the “Index”) seeks to enhance return potential available from investment in the initial capitalization-weighted universe while reducing volatility by up to 15% over a complete market cycle. The Index methodology seeks to enhance return potential through multifactor stock selection while applying a comprehensive risk framework to overall Index construction. The rules-based, proprietary methodology utilizes an optimization process to help achieve the desired composition and targeted characteristics, including reduced volatility, relative sector and size constraints, and positive value, momentum, and quality relative factor scores at the portfolio level.

Composition of the Index

A.	Selection of Index Components

The initial composition of the Index, as well as any ongoing adjustment, is based on the following rules:

1.	Equity Universe

All companies included in the Index must pass the following screening criteria:

A.	The company must be domiciled in the United States. Country of domicile classification is determined by the Hartford Funds Index Committee using criteria such as:

1.	Country of incorporation

2.	Country of primary exchange listing

3.	Country of headquarters

B.	The average daily trading volume (ADTV) over the last 6 months exceeds 1M USD

C.	The company is a large cap company that is within the largest 1000 US companies using estimated free float market capitalization as determined by Hartford Funds.

D.	Limited Partnerships, business development companies, closed-end funds, UBITs and SICAVs are excluded

2.	Establishing the Index Constituents

Upon determination of the companies to be included in the universe, an optimization process is applied to determine which stocks are held and how they are weighted. The objectives and constraints of the process are discussed below.

▪	Strategy Risk Controls

The Index includes multi-layered risk controls, including:

1.	Active sector allocation limitations are set at ±2% from each sector’s representation in the initial capitalization-weighted universe.

2.	Based on the cumulative estimated free-float market capitalization of the entire US equity universe (mega-cap to micro-cap), the eligible companies are allocated across size categories and subject to the following active parameters:

Size Category	Upper/Lower Limitation
Largest 40%	±15%
Next 30%	±15%
Next 15%	±15%
Next 13%	±15%
Bottom 2%	±15%

3.	Size and liquidity caps: Max position sizes are applied within the size categories and are based on the lesser of 1.5% or 1x ADTV

4.	Minimum effective number of equities must be at least 200

5.	Seek up to 15% reduction in volatility over a complete market cycle (based on historical standard deviation of the capitalization-weighted candidate universe’s 3-year return).[1]

1 To help achieve this target, optimization process inputs seek 20% volatility reduction over a complete market cycle.

5

▪	Factor Enhancement

The stock selection process seeks to identify and assign weightings to stocks with attractive factor characteristics. In this analysis, factors covering the traditional dimensions of value, momentum and quality are utilized. Stocks are selected with an aim to enhance the overall factor characteristics of the index while also meeting the strategy risk controls outlined above.

Creating Aggregated Factor Scores

Once the Valuation, Momentum and Quality scores have been calculated, combined factor scores are assigned and based on the following weighting: Value 50%, Momentum 30% and Quality 20%. Combined scores for financial and real estate sector companies are assigned weightings of 65% Value and 35% Momentum.

Through an optimization process, the strategy selects from eligible companies with the highest combined factor scores while also seeking positive portfolio-level exposure to multiple factors relative to the initial capitalization-weighted universe. Considered factors in this step are defined below:

Hartford Value Factor

The Hartford Value Factor equally weights multiple valuation metrics to arrive at an aggregated valuation metric. Valuation metrics include: Earnings Yield, EBITDA/Enterprise Value (EV), Operating Cash Flow/EV, Revenue/EV, Dividend Yield, and Book Value (used only in financials and real estate as a replacement to EBITDA/EV).

Hartford Momentum Factor

The Hartford Momentum Factor equally weights Last 12 ex-1 monthly returns and last 6 ex-1 monthly returns to arrive at an aggregated momentum metric.

Hartford Quality Factor

Gross profitability / total assets is used to measure quality in the Index. Where the factor is not available (i.e. for financial and real estate stocks), quality is excluded from the factor mix.

▪	The principle of “neutralization” is applied in the calculation of factor scores. Neutralization is deployed to remove biases between companies and securities of different classifications. In particular, the neutralization employed seeks to jointly mitigate biases by geographic (e.g. country, region) and economic (e.g. sector, industry, property type) exposures.

B.	Determining the Final Risk-Optimized Index

With the above inputs in place, the Index is constructed using a proprietary optimization process. The optimization uses the initial starting universe of eligible companies as the baseline and the optimization objectives and constraints determine the composition of the Index during each reconstitution and rebalance period. The process layer determines a suitable combination of companies that allows for the greatest expression of index objectives, including factor expression, diversification goals and volatility targets.

▪	Turnover Reduction

The optimization process seeks to mitigate unnecessary and counterproductive turnover while maintaining index attributes and other risk controls.

C.	Reconstitution and Rebalancing

The composition of the Index is reconstituted and reweighted on the second Wednesday in March and on the second Wednesday in September. The composition of the Index is reviewed on each Selection Day and the necessary adjustments are announced. The Inception Date of the Index is June 30, 2019.

See Appendix for definitions of terms.

6

Appendix: Index Publishing and Calculation

General Information

Hartford Multifactor Index Tickers and ISINs

Index Name	Total Return		Price Return
	Ticker	ISIN	Ticker	ISIN
Hartford Multifactor Large Cap Index	LROLCX	DE000SLA8GY3	LROLCP	DE000SLA8G41

Distribution

The Indices are published via the price marketing services of Boerse Stuttgart AG and are distributed to all affiliated vendors. Each vendor decides on an individual basis as to whether the vendor will distribute/display each Hartford Multifactor Index via the vendor’s information systems.

Prices and calculation frequency

The price of the Indices are calculated on each Business Day based on the prices on the respective Exchanges on which the Index Components are listed. The most recent prices of all Index Components are used. Prices of Index Components not listed in the Index Currency are translated using spot rates (London 4pm) as quoted by Thomson Reuters. Should there be no current price available on Reuters, the most recent price or the Trading Price on Reuters for the preceding Trading Day is used in the calculation.

The Indices are calculated every U.S. Business Day from 12:00am to 10:50pm, CET. The Index price is calculated continuously in 15-second intervals during these hours. In the event that data cannot be provided to Reuters or to the pricing services of Boerse Stuttgart AG, the Index cannot be distributed.

Any incorrect calculation is adjusted on a retrospective basis.

Lattice Strategies engages with and pays a fee to Solactive AG for index calculation and distribution services. Lattice Strategies is responsible for the methodology and selection of the index components. The Indices are calculated as price and total return indices in USD.

Decision-making bodies

A committee, composed of members as determined by Lattice Strategies LLC, is responsible for decisions regarding the application of any amendments to the rules (in this document referred to as the “committee” or the “index committee”). The committee shall decide if any Extraordinary Events should occur and on the implementation of any necessary adjustments.

Members of the committee can recommend changes to the index methodology rules and submit them to the committee for approval at any time. Refinements to methodology will be communicated in advance of pre-established rebalance and reconstitution periods via updates to the methodology document and noted in the Index Notices section of the Appendix.

Publication

All specifications and information relevant for calculating the Index are available via the following link:

https://www.solactive.com/wp-content/uploads/2018/01/Index-Calculation-Guideline_V1.2.pdf

7

Licensing

Licences to use the Indices as the underlying value for derivative instruments are issued to stock exchanges, banks, financial services providers and investment houses by Lattice Strategies LLC.

Extraordinary adjustment

If a company included in any of the Indices is removed from an Index between two Adjustment Days due to an Extraordinary Event, or is otherwise deemed by the index committee to have experienced an Extraordinary Event that impacts its qualification for inclusion in the Index as determined by the Methodology, if necessary, the index committee shall designate a successor company or otherwise determine a course of action to bring the impacted company position back into alignment with the Methodology. The new Index composition would be communicated to Solactive AG once determination is made by the index committee, and any such change would be published by Solactive AG as soon as practicable thereafter, normally after the close of the US markets on the following business day. To the extent any such index committee determination is made within 45 days of the next Adjustment Day, the index committee may elect to wait until such next Adjustment Day to make the adjustment to the Index.

8

Appendix: Definitions

Definitions

Adjustment Days – An adjustment date is the date on which financial adjustments will be made to a contract or transaction as agreed by all the parties involved in the transaction.

Book Value – The book value of an asset is the value at which the asset is carried on a balance sheet and calculated by taking the cost of an asset minus the accumulated depreciation.

Dividend Yield – Dividend Yield is the weighted average dividend yield of the securities in the index (including cash). The number is not intended to demonstrate income earned or distributions made by a portfolio.

Earnings Yield – The net income (before extraordinary items and discontinued operations) for the most recent 4 Quarter period divided by the current total public equity value of the company.

EBITDA/Enterprise Value (EV) – EBITDA is an acronym for Earnings Before Interest Taxes Depreciation and Amortization. EBITDA/EV is a metric that is used as a valuation tool to allow investors to compare the value of a company, debt included, to the company’s cash earnings less noncash expenses.

Expected Tail-Loss – Includes events that have a small probability of occurring and occur at the ends of a normal distribution curve.

Extraordinary Event – Includes, but is not limited to, a corporate takeover, merger, spin-off, special dividend, or delisting, which may alter the manner in which the company’s securities are valued and/or traded.

Free Float Market Capitalization – Free float market capitalization is another method of calculating market capitalization that requires taking the equity’s price and multiplying it by the number of shares readily available in the market.

Gross Domestic Product (GDP) – Gross domestic product is the monetary value of all finished goods and services produced within a country’s borders in a specific time and is used as a broad measurement of a nation’s overall economic activity.

Gross Profitability – Gross profitability is the profit a company makes after deducting the costs associated with making and selling its products, or the costs associated with providing its services.

Gross Profits/Total Assets – Gross profit/total assets is a profitability measure that allows investors to compare the gross profits of a company to the company’s total assets.

Index Component – Security within an Index

Index Calculator – Agent responsible for calculating the value of each index (Solactive AG or any other appropriately appointed successor in this function.)

Index Currency – The US Dollar

Index Provider – Lattice Strategies LLC.

Market Cap – Market cap or market capitalization refers to the total dollar market value of a company’s outstanding shares and is calculated by multiplying a company’s shares outstanding by the current market price of one share.

Market Disruption Event – Market disruption events are situations where markets cease to function in a regular manner, typically characterized by rapid and large market declines.

Operating Cash Flow/EV – Operating Cash Flow/EV is the ratio of estimated cash generation to the entire economic value of a company. Cash production is calculated by taking the net income (before extraordinary items and discontinued operations) plus amortization and depreciation plus preferred dividends.

Rebalance – Rebalance is the process of realigning the weightings of a portfolio of assets by periodically buying or selling assets in a portfolio to maintain an original desired level of asset allocation.

Reconstitution – Reconstitution is the re-setting of an index that involves adding and removing stocks as well as re-ranking existing stocks so that the composition of the index reflects the application of systematic rules.

Revenue/EV – Revenue/EV is a measure of the value of a stock that compares a company’s enterprise to value to its revenue and is an indicator that investors use to determine whether a stock is priced well.

Spot Rate – The price quoted for immediate settlement on a commodity, a security or a currency.

Standard Deviation – Standard Deviation is a statistical measure of the extent to which returns of an asset vary from its average return over a certain period.

9

Appendix: Country Eligibility by Index (as of September 2018)

Hartford Multifactor Large Cap Index

United States

10

Appendix: Index Notices

The index committee is responsible for all decisions regarding methodology and application of Hartford Multifactor Indices. As part of its mandate, the committee regularly reviews the tools and techniques employed by the team responsible for applying index methodology rules toward the calculation of security weights (i.e. achieving objectives stated in the methodology).

From time to time, the tools, program, and procedures employed in applying the index methodologies may be refined and enhanced.

Data Sources used in the development of Hartford Multifactor Indices:

S&P Capital IQ/Compustat

S&P Capital IQ/SNL Database

FactSet Research Systems Inc.

Bloomberg L.P.

International Monetary Fund (Country Eligibility)

Organisation for Economic Co-Operation and Development

Quandl

11

Disclosures

This document and the information included herein are proprietary to Lattice Strategies LLC (“Lattice”). The unauthorized copying, redistribution, sale, retransmission, or other transfer to a third party of this data, without the prior written consent of Lattice is strictly prohibited.

Any use or exploitation of the information in this document for the purpose of creating any financial product or service, which seeks to emulate the performance of the Indices, or which otherwise is based on the Indices, is not permitted without the written consent of Lattice.

Lattice and the Hartford Funds* (collectively “Hartford Funds”) do not guarantee or make any representation or warranty, express or implied, to any investor regarding the advisability of investing in securities generally or in an ETF particularly or the ability of an index to track general market performance. An investor cannot invest directly in an index.

The website links provided herein are for an investor’s convenience only and are not an endorsement or recommendation by Hartford Funds of any of the websites or the products or services offered. Hartford Funds is not responsible for the accuracy and validity of the content of these websites.

This document is provided for informational purposes only. It is not intended to be relied upon as investment advice or as a recommendation, offer or solicitation to buy or sell any securities or adopt any investment strategy. All investing involves risk, including the possible loss of principal.

*Hartford Funds refers to Hartford Funds Management Group, Inc. and its subsidiaries, including Hartford Funds Management Company, LLC (HFMC) and Hartford Funds Distributors, LLC, as well as Lattice Strategies LLC, a wholly owned subsidiary of HFMC.

12

Contents

Hartford Multifactor Index Methodology	Page

Overview of Hartford Multifactor Indices	3

Hartford Risk-Optimized Multifactor REIT Index	5

2

Overview of Hartford Multifactor Indices

Hartford Risk-Optimized Multifactor Indices are designed to capture the performance potential of targeted asset classes by deliberately allocating toward risks and opportunities more likely to enhance return potential. The indices are constructed via an integrated process that seeks to improve diversification across countries, currencies, sectors, and/or companies while seeking to capture the potential performance benefits of certain common factors, such as value, momentum, and quality.

The rules-based, proprietary methodology employs a multi-layered risk-controlled approach that seeks to de-concentrate country, sector, and/or size risks relative to capitalization-weighted universes while selecting companies exhibiting favorable risk premia factors.

While the index methodologies follow substantially similar approaches, each was designed to address the risks and opportunities inherent to each asset class or equity region. Thus, there are important distinctions between different index strategies.

The Indices are calculated and distributed by Solactive AG. The Indices’ Provider (Lattice Strategies LLC (“Lattice Strategies” or “Lattice”), a wholly owned subsidiary of Hartford Funds Management Company, LLC (“HFMC”)) is responsible for the methodology and selection of each index component. The Indices are calculated as price and total return indices.

3

Eligible Securities

To exercise maximum control over final index content, the eligible securities for each of the indices are derived from universes composed of companies within the following general parameters:

Hartford Risk-Optimized Multifactor Index	Eligible Universe
REIT Index	Includes US-listed Real Estate Investment Trust (REIT) securities with greater than $100m market capitalization

See Appendix for itemized list of country eligibility for each index

Overview of Index Construction Methodology

Hartford Multifactor Indices deploy an integrated process that seeks to deliberately allocate risk and maximize exposure to multiple factors.

▪	Risk-First Portfolio Construction – Establishes risk parameters of each index by setting country- and sector-level diversification objectives. This initial step expands the opportunity set and tends to drive capital allocation deeper into the eligible universe.

▪	Multifactor Security Selection – Selects companies with a favorable combination of factors such as value, momentum, and quality. The methodologies seek companies exhibiting multiple favorable factors – a design feature intended to enhance return potential and reduce risk.

4

Hartford Risk-Optimized Multifactor REIT Index (LROREX)

Index Overview

The Hartford Risk-Optimized Multifactor REIT Index (LROREX or the “Index”) seeks to address risks and opportunities within US-focused equity Real Estate Investment Trusts (REITs) by selecting securities with a favorable combination of factors, including quality, momentum, and value.

The rules-based, proprietary methodology employs a multi-layered risk-controlled approach that seeks to de-concentrate individual security risks while selecting companies exhibiting favorable risk premia factors.

Composition of the Index

A.	Selection of Index Components

The initial composition of the Index, as well as any ongoing adjustment, is based on the following rules:

1.	Equity Universe

All stocks included in the Index must pass the following screening criteria at the time of their inclusion:

A.	Company must operate as a traditional equity REIT (excludes mortgage and operating REITs)

B.	The company must be domiciled in the United States

C.	The average daily trading volume (ADTV) over the last 6 months exceeds 1.0Mn USD

D.	The stock has a total market cap in excess of 100Mn USD

2.	Establishing the Index Constituents

Upon determination of the stocks to be included in the universe, an optimization process is applied to determine which stocks are held and how they are weighted. The objectives and constraints of the process are discussed below.

▪	Strategy Risk Controls

The Index includes multi-layered risk controls, including:

1.	Size and liquidity caps on positions (2.0% and 2x ADTV)

2.	Aggregate weight limits at the property type level are allocated utilizing expected tail loss (ETL) estimations

▪	Factor Enhancement

The stock selection process seeks to identify and allocate capital to US-listed equity REITs with attractive factor characteristics. In this analysis, factors covering the traditional dimensions of quality, momentum and value are utilized. Stocks are selected with the goal of enhancing the overall factor characteristics of the Index, while also meeting the strategy risk controls outlined above.

Hartford Quality Score (50% weighting)

The Hartford Quality Score utilizes the following metrics to arrive at an aggregated quality metric: Funds from Operations (FFO) Payout, FFO Growth, Return on Invested Capital (ROIC), and Return on Gross Property Value

Hartford Momentum Score (30% weighting)

The Hartford Momentum Score utilizes the following metrics to arrive at an aggregated momentum metric: Weighted average of 6- and 12-month return (-1, excluding the final month)

5

Hartford Value Score (20% weighting)

The Hartford Value Score utilizes the following metrics to arrive at an aggregated valuation metric: Price-to-FFO and Price-to-Adjusted FFO (FFO=Funds from Operations)

Creating Aggregated Factor Scores

Once the Quality, Momentum and Valuation scores have been calculated, factor scores are weighted for each security according to the following: Quality = 50%, Momentum = 30%, Value = 20% and combined to create a single aggregated score for each stock.

B.	Determining the Final Risk-Optimized Index

With the above inputs in place, the Index is constructed using a proprietary optimization process. The optimization uses the initial starting universe of eligible securities as the baseline and the optimization objectives and constraints determine the composition of the Index during each reconstitution and rebalance period. The process layer determines a suitable combination of stocks that allows for the greatest expression of index objectives, including factor expression, diversification goals and volatility targets.

1.	Turnover Reduction

The optimization process seeks to mitigate unnecessary and counterproductive turnover while maintaining index attributes and other risk controls.

C.	Reconstitution and Rebalancing

The composition of the Index is reconstituted and reweighted on the second Wednesday in March and on the second Wednesday in September (the “Selection Days”). The composition of the Index is reviewed on the Selection Day and the necessary adjustments are announced. The Inception Date of the Index is December 31, 2015.

(See Appendix for definitions of terms)

6

Appendix: INDEX PUBLISHING AND CALCULATION

General Information

Hartford Multifactor Index Tickers and ISINs

Index Name	Total Return		Price Return
	Ticker	ISIN	Ticker	ISIN
Hartford Risk-Optimized Multifactor REIT Index	LROREX	DE000SLA1H96	LROREP	DE000SLA1JB0

Distribution

The Indices are published via the price marketing services of Boerse Stuttgart AG and are distributed to all affiliated vendors. Each vendor decides on an individual basis as to whether the vendor will distribute/display each Hartford Risk-Optimized Multifactor Index via the vendor’s information systems.

Prices and calculation frequency

The price of the Indices are calculated on each Business Day based on the prices on the respective Exchanges on which the Index Components are listed. The most recent prices of all Index Components are used. Prices of Index Components not listed in the Index Currency are translated using spot rates (London 4pm) as quoted by Thomson Reuters. Should there be no current price available on Reuters, the most recent price or the Trading Price on Reuters for the preceding Trading Day is used in the calculation.

The Indices are calculated every U.S. Business Day from 12:00am to 10:50pm, CET. The Index price is calculated continuously in 15-second intervals during these hours. In the event that data cannot be provided to Reuters or to the pricing services of Boerse Stuttgart AG, the Index cannot be distributed.

Any incorrect calculation is adjusted on a retrospective basis.

Lattice Strategies engages with and pays a fee to Solactive AG for index calculation and distribution services. Lattice Strategies is responsible for the methodology and selection of the index components. The Indices are calculated as price and total return indices in USD.

Decision-making bodies

A committee, composed of members as determined by Lattice Strategies LLC, is responsible for decisions regarding the application of any amendments to the rules (in this document referred to as the “committee” or the “index committee”). The committee shall decide if any Extraordinary Events should occur and on the implementation of any necessary adjustments.

Members of the committee can recommend changes to the index methodology rules and submit them to the committee for approval at any time. Refinements to methodology will be communicated in advance of pre-established rebalance and reconstitution periods via updates to the methodology document and noted in the Index Notices section of the Appendix.

Publication

All specifications and information relevant for calculating the Index are available via the following link: http://www.solactive.com/wp-content/uploads/2016/06/Index-Calculation-Guideline_V1.2.pdf

Licensing

Licences to use the Indices as the underlying value for derivative instruments are issued to stock exchanges, banks, financial services providers and investment houses by Lattice Strategies LLC.

7

Extraordinary adjustment

If a company included in any of the Indices is removed from an Index between two Adjustment Days due to an Extraordinary Event, or is otherwise deemed by the index committee to have experienced an Extraordinary Event that impacts its qualification for inclusion in the Index as determined by the Methodology, if necessary, the index committee shall designate a successor company or otherwise determine a course of action to bring the impacted company position back into alignment with the Methodology. The new Index composition would be communicated to Solactive AG once determination is made by the index committee, and any such change would be published by Solactive AG as soon as practicable thereafter, normally after the close of the US markets on the following business day. To the extent any such index committee determination is made within 45 days of the next Adjustment Day, the index committee may elect to wait until such next Adjustment Day to make the adjustment to the Index.

8

Appendix: Definitions

Definitions

Adjustment Days – An adjustment date is the date on which financial adjustments will be made to a contract or transaction as agreed by all the parties involved in the transaction.

Book Value – The book value of an asset is the value at which the asset is carried on a balance sheet and calculated by taking the cost of an asset minus the accumulated depreciation.

Debt-to-GDP – Debt-to-Gross Domestic Product (GDP) is the ratio of a country’s public debt to its gross domestic product and can be interpreted as the number of years needed to pay back debt if GDP is dedicated entirely to debt repayment.

Dividend Yield – Dividend Yield is the weighted average dividend yield of the securities in the index (including cash). The number is not intended to demonstrate income earned or distributions made by a portfolio.

Earnings Yield – The net income (before extraordinary items and discontinued operations) for the most recent 4 Quarter period divided by the current total public equity value of the company.

EBITDA/Enterprise Value (EV) – EBITDA is an acronym for Earnings Before Interest Taxes Depreciation and Amortization. EBITDA/EV is a metric that is used as a valuation tool to allow investors to compare the value of a company, debt included, to the company’s cash earnings less noncash expenses.

Expected Tail-Loss – Includes events that have a small probability of occurring and occur at the ends of a normal distribution curve.

Extraordinary Event – Includes, but is not limited to, a corporate takeover, merger, spin-off, special dividend, or delisting, which may alter the manner in which the company’s securities are valued and/or traded.

Free Floating Market Capitalization – Free floating market capitalization is another method of calculating market capitalization that requires taking the equity’s price and multiplying it by the number of shares readily available in the market.

Funds from Operations (FFO) Payout refers to the figure used by real estate investment trusts (REITs) to define the cash flow from their operations. FFO Payout indicates the amount of FFO a REIT pays out to is shareholders.

FFO Growth – The figure used by real estate investment trusts (REITs) to define the cash flow from their operations. FFO Growth indicates the growth of FFO over a period of time.

Gross Domestic Product (GDP) – Gross domestic product is the monetary value of all finished goods and services produced within a country’s borders in a specific time and is used as a broad measurement of a nation’s overall economic activity.

Gross Profitability – Gross profitability is the profit a company makes after deducting the costs associated with making and selling its products, or the costs associated with providing its services.

Gross Profits/Total Assets – Gross profit/total assets is a profitability measure that allows investors to compare the gross profits of a company to the company’s total assets.

Index Component – Security within an Index

Index Calculator – Agent responsible for calculating the value of each index (Solactive AG or any other appropriately appointed successor in this function.)

9

Index Currency – The US Dollar

Index Provider – Lattice Strategies LLC.

Market Cap – Market cap or market capitalization refers to the total dollar market value of a company’s outstanding shares and is calculated by multiplying a company’s shares outstanding by the current market price of one share.

Market Disruption Event – Market disruption events are situations where markets cease to function in a regular manner, typically characterized by rapid and large market declines.

Operating Cash Flow/EV – Operating Cash Flow/EV is the ratio of estimated cash generation to the entire economic value of a company. Cash production is calculated by taking the net income (before extraordinary items and discontinued operations) plus amortization and depreciation plus preferred dividends.

Rebalance – Rebalance is the process of realigning the weightings of a portfolio of assets by periodically buying or selling assets in a portfolio to maintain an original desired level of asset allocation.

Reconstitution – Reconstitution is the re-setting of an index that involves adding and removing stocks as well as re-ranking existing stocks so that the composition of the index reflects the application of systematic rules.

Return on Gross Property Value – Return on gross is the amount that a company earns on the total investment it has made in its business.

Return on Invested Capital (ROIC) – Quantifies how well a company generates cash flow relative to the capital it has invested in its business.

Revenue/EV – Revenue/EV is a measure of the value of a stock that compares a company’s enterprise to value to its revenue and is an indicator that investors use to determine whether a stock is priced well.

Spot Rate – The price quoted for immediate settlement on a commodity, a security or a currency.

Standard Deviation – Standard Deviation is a statistical measure of the extent to which returns of an asset vary from its average return over a certain period.

10

Appendix: Country Eligibility by Index (as of March 2018)

Risk-Optimized Multifactor REIT Index

United States

11

Appendix: Index Notices

The Index Committee is responsible for all decisions regarding the Index methodologies1 (the “Methodologies” or “Rules”) and their application to the Hartford Multifactor Indices (the “Indices”). As part of its mandate to maintain the integrity of the Indices and their original design intent, the Index Committee regularly reviews the tools2 (the “Tools”) employed by the team responsible for applying the Methodology toward the calculation of security weights (i.e. achieving objectives stated in the Methodology). From time to time, the Tools employed in applying the Methodologies may be refined and enhanced. These modifications are technical in nature and do not change, alter, or impact the integrity or objectives of the Rules.

As a matter of record, the following enhancements to the Tools have been made:

All Hartford Multifactor Indices

A neutralization Tool was introduced to facilitate the use of the calculation of the value, momentum and quality factor scores in the optimization process for all Indices. Neutralization is meant to help remove biases between companies and securities of different classifications. In particular, the neutralization Tool seeks to jointly mitigate biases by geographic (e.g. country, region) and economic (e.g. sector, industry, property type) exposures. The end result enhanced the ability to compare and evaluate companies and securities relative to each other on a more consistent basis.

An equity risk model Tool was developed and adopted in support of the creation and management of all Indices. This Tool allows for a single, unified approach across all Indices regarding the attribution of equity returns to various sources including geographic (e.g. country, region) exposure and economic (e.g. sector, industry, property type) exposure as well as exposures to equity risk premia such as value, quality, and momentum.

March 2017

All Hartford Multifactor Indices

The Tool utilized for the assessment of the market value - or market size - of publicly traded securities of companies in the eligible universe for each index (i.e., “Market Size”) was expanded to include multiple publicly traded share types of a company such as common, ordinary, preferred, preferenced, specialty, ADRs, and units3. This Tool enhancement utilizing the Market Size approach allowed for a more effective and consistent assessment of a company’s entire public equity value in different markets and geographical regions as some markets emphasize the utilization of particular equity share types more than other markets. By employing a common, more encompassing, standard to all markets, the aggregate value of publicly traded equity securities became more comparable across markets.

Data Sources used in the development of Hartford Multifactor Indices:

S&P Capital IQ/Compustat

S&P Capital IQ/SNL Database

FactSet Research Systems Inc.

Bloomberg L.P.

International Monetary Fund (Country Eligibility)

Organisation for Economic Co-Operation and Development

Quandl

1 Index methodology refers to a pre-defined set of rules that cannot be altered except under extraordinary market, political or macroeconomic conditions. These rules detail market and security coverage, index construction approach and ongoing index maintenance.

2 Tools refer to the techniques, programs, processes and procedures used to implement the Methodologies.

3 The universe of publicly traded share types is not limited to the examples provided.

12

DISCLOSURES

This document and the information included herein are proprietary to Lattice Strategies LLC (“Lattice”). The unauthorized copying, redistribution, sale, retransmission, or other transfer to a third party of this data, without the prior written consent of Lattice is strictly prohibited.

Any use or exploitation of the information in this document for the purpose of creating any financial product or service, which seeks to emulate the performance of the Indices, or which otherwise is based on the Indices, is not permitted without the written consent of Lattice.

Lattice and the Hartford Funds* (collectively “Hartford Funds”) do not guarantee or make any representation or warranty, express or implied, to any investor regarding the advisability of investing in securities generally or in an ETF particularly or the ability of an index to track general market performance. An investor cannot invest directly in an index.

The website links provided herein are for an investor’s convenience only and are not an endorsement or recommendation by Hartford Funds of any of the websites or the products or services offered. Hartford Funds is not responsible for the accuracy and validity of the content of these websites.

This document is provided for informational purposes only. It is not intended to be relied upon as investment advice or as a recommendation, offer or solicitation to buy or sell any securities or adopt any investment strategy. All investing involves risk, including the possible loss of principal.

*Hartford Funds refers to Hartford Funds Management Group, Inc., and its subsidiaries, including Hartford Funds Management Company, LLC (HFMC) and Hartford Funds Distributors, LLC, as well as Lattice Strategies LLC, a wholly owned subsidiary of HFMC.

13

2

Overview

Hartford Multifactor Indices

The Hartford Multifactor Indices outlined in this document are designed to capture the performance potential of US equities by seeking the enhanced return potential of multiple risk factors while maintaining targeted ranges of exposures across size and sector dimensions.

The rules-based, proprietary methodology employs a multi-layered risk-controlled approach that seeks to de-concentrate position size risks relative to capitalization-weighted universes while selecting companies exhibiting favorable risk premia factors.

While the index methodologies follow substantially similar approaches, each was designed to address the risks and opportunities inherent to each capitalization class or equity region. Thus, there are important distinctions between different index strategies.

The Indices’ Provider (Lattice Strategies LLC (“Lattice Strategies” or “Lattice”), a wholly owned subsidiary of Hartford Funds Management Company, LLC (“HFMC”)) is responsible for the methodology and selection of each index component. The Indices are calculated and distributed by Solactive AG. The Indices are calculated as price and total return indices.

3

Eligible Securities

Eligible securities for each of the indices are derived from universes composed of companies within the following general parameters:

Hartford Multifactor Index	Eligible Universe
Small Cap	Among the up to 3,000 largest US companies by estimated free-float market capitalization, includes the smallest up to 2000 companies

See Appendix for itemized list of eligible countries for each index

Overview of Index Construction Methodology

Hartford Multifactor Indices deploy an integrated process that seeks to deliberately allocate risk and maximize exposure to companies exhibiting positive exposure to value, momentum, and quality factors.

▪	Risk-First Portfolio Construction – Establishes risk parameters for each index by setting volatility as well as company-, size-, and sector- diversification objectives. The index targets up to a 15% reduction in volatility over a complete market cycle as part of the index design.

▪	Multifactor Security Selection – Seeks to select companies exhibiting a favorable combination of value, momentum and quality factors in an attempt to enhance return potential.

4

Hartford Multifactor Small Cap Index (LROSCX)

Index Overview

Hartford Multifactor Small Cap Index (the “Index”) seeks to enhance return potential available from investment in the initial capitalization-weighted universe while reducing volatility by up to 15% over a complete market cycle. The Index methodology seeks to enhance return potential through multifactor stock selection while applying a comprehensive risk framework to overall Index construction. The rules-based, proprietary methodology utilizes an optimization process to help achieve the desired composition and targeted characteristics, including reduced volatility, relative sector and size constraints and positive value, momentum, and quality relative factor scores at the portfolio level.

Composition of the Index

A.	Selection of Index Components

The initial composition of the Index, as well as any ongoing adjustment, is based on the following rules:

1.	Equity Universe

All companies included in the Index must pass the following screening criteria:

A.	The company must be domiciled in the United States. Country of domicile classification is determined by the Hartford Funds Index Committee using criteria such as:

1.	Country of incorporation

2.	Country of primary exchange listing

3.	Country of headquarters

B.	The average daily trading volume (ADTV) over the last 6 months exceeds 1M USD

C.	The company is a small cap company that is within the smallest up to 2000 US companies among a cap-weighted universe of up to 3000 formed by estimated free-float market capitalization as determined by Hartford Funds.

D.	Limited Partnerships, business development companies, closed-end funds, UBITs and SICAVs are excluded

2.	Establishing the Index Constituents

Upon determination of the companies to be included in the universe, an optimization process is applied to determine which stocks are held and how they are weighted. The objectives and constraints of the process are discussed below.

▪	Strategy Risk Controls

The Index includes multi-layered risk controls, including:

1.	Active sector allocation limitations are set at ±2% from each sector’s representation in the initial capitalization-weighted universe.

2.	Based on the cumulative estimated free-float market capitalization of the entire US equity universe (mega-cap to micro-cap), eligible companies are allocated across size categories and subject to the following active parameters:

Size Category	Upper/Lower Limitation
Largest 40%	±15%
Next 30%	±15%
Next 15%	±15%
Next 13%	±15%
Bottom 2%	±15%

3.	Size and liquidity caps: Max position sizes are applied within the size categories and are based on the lesser of 1.0% or 1x ADTV.

4.	Minimum effective number of equities must be at least 200

5.	Seek up to 15% reduction in volatility over a complete market cycle (based on historical standard deviation of the capitalization-weighted candidate universe’s 3-year return).[1]

___________________

To help achieve this target, optimization process inputs seek 20% volatility reduction over a complete market cycle.

5

▪	Factor Enhancement

The stock selection process seeks to identify and assign weightings to stocks with attractive factor characteristics. In this analysis, factors covering the traditional dimensions of value, momentum and quality are utilized. Stocks are selected with an aim to enhance the overall factor characteristics of the index while also meeting the strategy risk controls outlined above.

Creating Aggregated Factor Scores

Once the Valuation, Momentum and Quality scores have been calculated, combined factor scores are assigned and based on the following weighting: Value 50%, Momentum 30% and Quality 20%. Combined scores for financial and real estate sector companies are assigned weightings of 65% Value and 35% Momentum.

Through an optimization process, the strategy selects from eligible companies with the highest combined factor scores while also seeking positive portfolio-level exposure to multiple factors relative to the initial capitalization-weighted universe. Considered factors in this step are defined below:

Hartford Value Factor

The Hartford Value Factor equally weights multiple valuation metrics to arrive at an aggregated valuation metric. Valuation metrics include: Earnings Yield, EBITDA/Enterprise Value (EV), Operating Cash Flow/EV, Revenue/EV, Dividend Yield, and Book Value (used only in financials and real estate as a replacement to EBITDA/EV).

Hartford Momentum Factor

The Hartford Momentum Factor equally weights Last 12 ex-1 monthly returns and last 6 ex-1 monthly returns to arrive at an aggregated momentum metric.

Hartford Quality Factor

Gross profitability / total assets is used to measure quality in the Index. Where the factor is not available (i.e. for financial and real estate stocks), quality is excluded from the factor mix.

▪	The principle of “neutralization” is applied in the calculation of factor scores. Neutralization is meant to help remove biases between companies and securities of different classifications. In particular, the neutralization employed seeks to jointly mitigate biases by geographic (e.g. country, region) exposure and economic (e.g. sector, industry, property type) exposures.

B.	Determining the Final Risk-Optimized Index

With the above inputs in place, the Index is constructed using a proprietary optimization process. The optimization uses the initial starting universe of eligible companies as the baseline and the optimization objectives and constraints determine the composition of the Index during each reconstitution and rebalance period. The process layer determines a suitable combination of companies that allows for the greatest expression of index objectives, including factor expression, diversification goals and volatility targets.

▪	Turnover Reduction

The optimization process seeks to mitigate unnecessary and counterproductive turnover while maintaining index attributes and other risk controls.

C.	Reconstitution and Rebalancing

The composition of the Index is reconstituted and reweighted on the second Wednesday in March and on the second Wednesday in September. The composition of the Index is reviewed on each Selection Day and the necessary adjustments are announced. The Inception Date of the Index is June 30, 2019.

See Appendix for definitions of terms.

6

Appendix: Index Publishing and Calculation

General Information

Hartford Multifactor Index Tickers and ISINs

Index Name	Total Return		Price Return
	Ticker	ISIN	Ticker	ISIN
Hartford Multifactor Small Cap Index	LROSCX	DE000SLA8G17	LROSCP	DE000SLA8JJ8

Distribution

The Indices are published via the price marketing services of Boerse Stuttgart AG and are distributed to all affiliated vendors. Each vendor decides on an individual basis as to whether the vendor will distribute/display each Hartford Multifactor Index via the vendor’s information systems.

Prices and calculation frequency

The price of the Indices are calculated on each Business Day based on the prices on the respective Exchanges on which the Index Components are listed. The most recent prices of all Index Components are used. Prices of Index Components not listed in the Index Currency are translated using spot rates (London 4pm) as quoted by Thomson Reuters. Should there be no current price available on Reuters, the most recent price or the Trading Price on Reuters for the preceding Trading Day is used in the calculation.

The Indices are calculated every U.S. Business Day from 12:00am to 10:50pm, CET. The Index price is calculated continuously in 15-second intervals during these hours. In the event that data cannot be provided to Reuters or to the pricing services of Boerse Stuttgart AG, the Index cannot be distributed.

Any incorrect calculation is adjusted on a retrospective basis.

Lattice Strategies engages with and pays a fee to Solactive AG for index calculation and distribution services. Lattice Strategies is responsible for the methodology and selection of the index components. The Indices are calculated as price and total return indices in USD.

Decision-making bodies

A committee, composed of members as determined by Lattice Strategies LLC, is responsible for decisions regarding the application of any amendments to the rules (in this document referred to as the “committee” or the “index committee”). The committee shall decide if any Extraordinary Events should occur and on the implementation of any necessary adjustments.

Members of the committee can recommend changes to the index methodology rules and submit them to the committee for approval at any time. Refinements to methodology will be communicated in advance of pre-established rebalance and reconstitution periods via updates to the methodology document and noted in the Index Notices section of the Appendix.

Publication

All specifications and information relevant for calculating the Index are available via the following link:

https://www.solactive.com/wp-content/uploads/2018/01/Index-Calculation-Guideline_V1.2.pdf

7

Licensing

Licences to use the Indices as the underlying value for derivative instruments are issued to stock exchanges, banks, financial services providers and investment houses by Lattice Strategies LLC.

Extraordinary adjustment

If a company included in any of the Indices is removed from an Index between two Adjustment Days due to an Extraordinary Event, or is otherwise deemed by the index committee to have experienced an Extraordinary Event that impacts its qualification for inclusion in the Index as determined by the Methodology, if necessary, the index committee shall designate a successor company or otherwise determine a course of action to bring the impacted company position back into alignment with the Methodology. The new Index composition would be communicated to Solactive AG once determination is made by the index committee, and any such change would be published by Solactive AG as soon as practicable thereafter, normally after the close of the US markets on the following business day. To the extent any such index committee determination is made within 45 days of the next Adjustment Day, the index committee may elect to wait until such next Adjustment Day to make the adjustment to the Index.

8

Appendix: Definitions

Definitions

Adjustment Days – An adjustment date is the date on which financial adjustments will be made to a contract or transaction as agreed by all the parties involved in the transaction.

Book Value – The book value of an asset is the value at which the asset is carried on a balance sheet and calculated by taking the cost of an asset minus the accumulated depreciation.

Dividend Yield – Dividend Yield is the weighted average dividend yield of the securities in the index (including cash). The number is not intended to demonstrate income earned or distributions made by a portfolio.

Earnings Yield – The net income (before extraordinary items and discontinued operations) for the most recent 4 Quarter period divided by the current total public equity value of the company.

EBITDA/Enterprise Value (EV) – EBITDA is an acronym for Earnings Before Interest Taxes Depreciation and Amortization. EBITDA/EV is a metric that is used as a valuation tool to allow investors to compare the value of a company, debt included, to the company’s cash earnings less noncash expenses.

Expected Tail-Loss – Includes events that have a small probability of occurring and occur at the ends of a normal distribution curve.

Extraordinary Event – Includes, but is not limited to, a corporate takeover, merger, spin-off, special dividend, or delisting, which may alter the manner in which the company’s securities are valued and/or traded.

Free Float Market Capitalization – Free float market capitalization is another method of calculating market capitalization that requires taking the equity’s price and multiplying it by the number of shares readily available in the market.

Gross Domestic Product (GDP) – Gross domestic product is the monetary value of all finished goods and services produced within a country’s borders in a specific time and is used as a broad measurement of a nation’s overall economic activity.

Gross Profitability – Gross profitability is the profit a company makes after deducting the costs associated with making and selling its products, or the costs associated with providing its services.

Gross Profits/Total Assets – Gross profit/total assets is a profitability measure that allows investors to compare the gross profits of a company to the company’s total assets.

Index Component – Security within an Index

Index Calculator – Agent responsible for calculating the value of each index (Solactive AG or any other appropriately appointed successor in this function.)

Index Currency – The US Dollar

Index Provider – Lattice Strategies LLC.

Market Cap – Market cap or market capitalization refers to the total dollar market value of a company’s outstanding shares and is calculated by multiplying a company’s shares outstanding by the current market price of one share.

Market Disruption Event – Market disruption events are situations where markets cease to function in a regular manner, typically characterized by rapid and large market declines.

Operating Cash Flow/EV – Operating Cash Flow/EV is the ratio of estimated cash generation to the entire economic value of a company. Cash production is calculated by taking the net income (before extraordinary items and discontinued operations) plus amortization and depreciation plus preferred dividends.

Rebalance – Rebalance is the process of realigning the weightings of a portfolio of assets by periodically buying or selling assets in a portfolio to maintain an original desired level of asset allocation.

Reconstitution – Reconstitution is the re-setting of an index that involves adding and removing stocks as well as re-ranking existing stocks so that the composition of the index reflects the application of systematic rules.

Revenue/EV – Revenue/EV is a measure of the value of a stock that compares a company’s enterprise to value to its revenue and is an indicator that investors use to determine whether a stock is priced well.

Spot Rate – The price quoted for immediate settlement on a commodity, a security or a currency.

Standard Deviation – Standard Deviation is a statistical measure of the extent to which returns of an asset vary from its average return over a certain period.

9

Appendix: Country Eligibility by Index (as of September 2018)

Hartford Multifactor Small Cap Index

United States

10

Appendix: Index Notices

The index committee is responsible for all decisions regarding methodology and application of Hartford Multifactor Indices. As part of its mandate, the committee regularly reviews the tools and techniques employed by the team responsible for applying index methodology rules toward the calculation of security weights (i.e. achieving objectives stated in the methodology).

From time to time, the tools, program, and procedures employed in applying the index methodologies may be refined and enhanced.

Data Sources used in the development of Hartford Multifactor Indices:

S&P Capital IQ/Compustat

S&P Capital IQ/SNL Database

FactSet Research Systems Inc.

Bloomberg L.P.

International Monetary Fund (Country Eligibility)

Organisation for Economic Co-Operation and Development

Quandl

11

Disclosures

This document and the information included herein are proprietary to Lattice Strategies LLC (“Lattice”). The unauthorized copying, redistribution, sale, retransmission, or other transfer to a third party of this data, without the prior written consent of Lattice is strictly prohibited.

Any use or exploitation of the information in this document for the purpose of creating any financial product or service, which seeks to emulate the performance of the Indices, or which otherwise is based on the Indices, is not permitted without the written consent of Lattice.

Lattice and the Hartford Funds* (collectively “Hartford Funds”) do not guarantee or make any representation or warranty, express or implied, to any investor regarding the advisability of investing in securities generally or in an ETF particularly or the ability of an index to track general market performance. An investor cannot invest directly in an index.

The website links provided herein are for an investor’s convenience only and are not an endorsement or recommendation by Hartford Funds of any of the websites or the products or services offered. Hartford Funds is not responsible for the accuracy and validity of the content of these websites.

This document is provided for informational purposes only. It is not intended to be relied upon as investment advice or as a recommendation, offer or solicitation to buy or sell any securities or adopt any investment strategy. All investing involves risk, including the possible loss of principal.

*Hartford Funds refers to Hartford Funds Management Group, Inc. and its subsidiaries, including Hartford Funds Management Company, LLC (HFMC) and Hartford Funds Distributors, LLC, as well as Lattice Strategies LLC, a wholly owned subsidiary of HFMC.

12

2

Overview

Hartford Multifactor Low Volatility Indices

Hartford Multifactor Low Volatility Indices are designed to capture the performance potential of equities while seeking to lower volatility by up to one-quarter over a complete market cycle.

Eligible Securities – Hartford Multifactor Low Volatility Indices

To exercise maximum control over final index content, the eligible securities for each of the indices are derived from universes composed of companies within the following general parameters:

Hartford Multifactor Low Volatility Index	Eligible Universe
US Equity Index	US – Eligible securities include companies within the top 98% of the US equity market’s capitalization

See Appendix for itemized list of country eligibility for each index

Overview of Index Construction Methodology

Hartford Multifactor Low Volatility Indices deploy an integrated process that seeks to deliberately allocate risk and maximize exposure to low volatility stocks displaying positive exposure to value, momentum and quality factors.

▪	Risk-First Portfolio Construction – Establishes risk parameters of each index by setting volatility as well as country-and sector-level diversification objectives. This initial step expands the opportunity set and tends to drive capital allocation deeper into the eligible universe. The indices target up to one-quarter reduction in volatility (based on historical standard deviation of the capitalization-weighted universe’s 3-year return) as part of the index design.

▪	Multifactor Security Selection – Seeks to select companies exhibiting low volatility and the Indices are constructed in a way that seeks to improve overall exposure to value, momentum and quality factors – a design feature intended to enhance return potential and reduce risk.

The Indices are calculated and distributed by Solactive AG. The Indices’ Provider (Lattice Strategies LLC)

(“Lattice Strategies” or “Lattice”), a wholly owned subsidiary of Hartford Funds Management Company, LLC

(“HFMC”)) is responsible for the methodology and selection of each index component. The Indices are calculated as price and total return indices.

3

Hartford Multifactor Low Volatility US Equity Index (LLVUSX)

Index Overview

Hartford Multifactor Low Volatility US Equity Index (LLVUSX or the “Index”) seeks to address risks and opportunities within US equities across the capitalization spectrum by selecting equity securities exhibiting low volatility and constructing the portfolio in a way that is designed to improve overall exposure to value, momentum, quality, and size factors. The Index seeks to provide a means of improving returns through a complete market cycle with up to one-quarter less volatility versus the US capitalization-weighted universe.

The rules-based, proprietary methodology employs a multi-layered risk-controlled approach that seeks to improve diversification, balance risk across sectors by utilizing expected tail loss (ETL) estimations, and reduce volatility through security selection and portfolio composition. The methodology utilizes an optimization process to help achieve the desired composition and targeted characteristics.

Composition of the Index

A.	Selection of Index Components

The initial composition of the Index, as well as any ongoing adjustment, is based on the following rules:

1.	Equity Universe

All stocks included in the Index must pass the following screening criteria:

A.	The company must be domiciled in the United States. Country of domicile classification is assigned by applying at least one of the following criteria (in order of priority):

▪	Country of incorporation

▪	Country of primary exchange listing

▪	Country of headquarters

B.	The stock is within the top 98% of the US market equity universe’s estimated free float market capitalization

C.	The average daily trading volume (ADTV) over the last 6 months exceeds 1Mn USD

2.	Establishing the Index Constituents

Upon determination of the stocks to be included in the universe, an optimization process is applied to determine which stocks are held and how they are weighted. The objectives and constraints of the process are discussed below.

▪	Strategy Risk Controls

The Index includes multi-layered risk controls, including:

1.	Size categories are based on the estimated free float market capitalization of the US equity universe, subject to the following limitations:

Size Category	Max Position Size
Largest 40% (Mega Cap)	1.5% or 1X ADTV
Next 30% (Large Cap)	1.0% or 1X ADTV
Next 15% (Mid Cap)	0.75% or 1X ADTV
Next 13% (Small Cap)	0.50% or 1X ADTV

2.	Minimum effective number of equities must be at least 150

3.	Seek up to one-quarter reduction in volatility (based on historical standard deviation of the US capitalization-weighted universe’s 3-year return)

4.	Based on the estimated free float market capitalization of the US equity universe, securities are allocated across four size categories within the following active size parameters:

4

Size Category	Upper/Lower Limitation
Largest 40% (Mega Cap)	-15% to +10%
Next 30% (Large Cap)	-15% to +10%
Next 15% (Mid Cap)	±10%
Next 13% (Small Cap)	Implicitly defined by the results of the preceding categories

5.	Active sector allocation limitations are set at ±2% of each sector’s implied ETL calculated weight (see Sector Weight Calculation section for more details)

▪	Sector Weight Calculation

The Index seeks to balance risk across sectors using the following methodology:

A.	Calculate returns (last 60 months) for each sector controlling for market, geographic and other idiosyncratic effects

B.	Sort the returns and compute the average of the lowest 5% of the distribution of returns

C.	Apply the absolute value of the average return from step B

D.	Inverse and rescale the weights of each sector to reach a sum of one

The net result is that the sectors with the greatest risk tend to be assigned lower relative weightings and sectors that have exhibited lower risk tend to be assigned higher relative weightings.

▪	Factor Enhancement

The stock selection process primarily seeks to identify and allocate to stocks with low volatility characteristics while emphasizing those that may also exhibit other attractive factor characteristics along the traditional dimensions of value, momentum, and quality.

Low volatility stocks are selected based on the following factors:

Hartford Low Volatility Factor

The Hartford Low Volatility Factor considers the standard deviation of historical returns for each stock over the past 130 business days.

In addition, through an optimization process, positive exposure to the factors listed below is sought at the portfolio level:

Hartford Value Factor Mix

The Hartford Value Factor Mix equally weights multiple valuation metrics to arrive at an aggregated valuation metric. Valuation metrics include: Earnings Yield, EBITDA/Enterprise Value (EV), Operating Cash Flow/EV, Revenue/EV, Dividend Yield, and Book Value (used only in financials and real estate as a replacement to EBITDA/EV).

Hartford Momentum Factor Mix

The Hartford Momentum Factor Mix equally weights multiple price momentum metrics to arrive at an aggregated momentum metric. Momentum metrics include: Last 12 ex-1 monthly returns and last 6 ex-1 monthly returns.

Hartford Quality Metrics

Gross profitability / total assets is used to measure quality in the Index. Where the factor is not available (i.e. for financial and real estate stocks), quality is excluded from the factor mix.

5

The principle of “neutralization” is applied in the calculation of factor scores. Neutralization is meant to help remove biases between companies and securities of different classifications. In particular, the neutralization employed seeks to jointly mitigate biases by geographic (e.g. country, region) exposure and economic (e.g. sector, industry, property type) exposure.

B.	Determining the Final Risk-Optimized Index

With the above inputs in place, the Index is constructed using a proprietary optimization process. The optimization uses the initial starting universe of eligible securities as the baseline and the optimization objectives and constraints determine the composition of the Index during each reconstitution and rebalance period. The process layer determines a suitable combination of stocks that allows for the greatest expression of index objectives, including factor expression, diversification goals and volatility targets.

1.	Turnover Reduction

The optimization process seeks to mitigate unnecessary and counterproductive turnover while maintaining index attributes and other risk controls.

C.	Reconstitution and Rebalancing

The composition of the Index is reconstituted and reweighted on the second Wednesday in March and on the second Wednesday in September (the “Selection Days”). The composition of the Index is reviewed on the Selection Day and the necessary adjustments are announced. The Inception Date of the Index is December 31, 2016.

(See Appendix for definitions of terms)

6

Appendix: INDEX PUBLISHING AND CALCULATION

General Information for All Indices

Hartford Multifactor Low Volatility Index Tickers and ISINs

Index Name	Total Return		Price Return
	Ticker	ISIN	Ticker	ISIN
Hartford Multifactor Low Volatility US Equity Index	LLVUSX	DE000SLA2167	LLVUSP	DE000SLA2175

Distribution

The Indices are published via the price marketing services of Boerse Stuttgart AG and are distributed to all affiliated vendors. Each vendor decides on an individual basis as to whether the vendor will distribute/display each Hartford Multifactor Low Volatility Index via the vendor’s information systems.

Prices and calculation frequency

The price of the Indices are calculated on each Business Day based on the prices on the respective Exchanges on which the Index Components are listed. The most recent prices of all Index Components are used. Prices of Index Components not listed in the Index Currency are translated using spot rates (London 4pm) as quoted by Thomson Reuters. Should there be no current price available on Reuters, the most recent price or the Trading Price on Reuters for the preceding Trading Day is used in the calculation.

The Indices are calculated every U.S. Business Day from 12:00am to 10:50pm, CET. The Index price is calculated continuously in 15-second intervals during these hours. In the event that data cannot be provided to Reuters or to the pricing services of Boerse Stuttgart AG, the Index cannot be distributed.

Any incorrect calculation is adjusted on a retrospective basis.

Lattice Strategies engages with and pays a fee to Solactive AG for index calculation and distribution services. Lattice Strategies is responsible for the methodology and selection of the index components. The Indices are calculated as price and total return indices in USD.

Decision-making bodies

A committee, composed of members as determined by Lattice Strategies LLC, is responsible for decisions regarding the application of any amendments to the rules (in this document referred to as the “committee” or the “index committee”). The committee shall decide if any Extraordinary Events should occur and on the implementation of any necessary adjustments.

Members of the committee can recommend changes to the index methodology rules and submit them to the committee for approval at any time. Refinements to methodology will be communicated in advance of pre-established rebalance and reconstitution periods via updates to the methodology document and noted in the Index Notices section of the Appendix.

Publication

All specifications and information relevant for calculating the Index are available via the following link:

http://www.solactive.com/wp-content/uploads/2016/06/Index-Calculation-Guideline_V1.2.pdf

Licensing

Licences to use the Indices as the underlying value for derivative instruments are issued to stock exchanges, banks, financial services providers and investment houses by Lattice Strategies LLC.

7

Extraordinary adjustment

If a company included in any of the Indices is removed from an Index between two Adjustment Days due to an Extraordinary Event, or is otherwise deemed by the index committee to have experienced an Extraordinary Event that impacts its qualification for inclusion in the Index as determined by the Methodology, if necessary, the index committee shall designate a successor company or otherwise determine a course of action to bring the impacted company position back into alignment with the Methodology. The new Index composition would be communicated to Solactive AG once determination is made by the index committee, and any such change would be published by Solactive AG as soon as practicable thereafter, normally after the close of the US markets on the following business day. To the extent any such index committee determination is made within 45 days of the next Adjustment Day, the index committee may elect to wait until such next Adjustment Day to make the adjustment to the Index.

8

Appendix: Definitions

Definitions

Adjustment Days – An adjustment date is the date on which financial adjustments will be made to a contract or transaction as agreed by all the parties involved in the transaction.

Book Value – The book value of an asset is the value at which the asset is carried on a balance sheet and calculated by taking the cost of an asset minus the accumulated depreciation.

Dividend Yield – Dividend Yield is the weighted average dividend yield of the securities in the index (including cash). The number is not intended to demonstrate income earned or distributions made by a portfolio.

Earnings Yield – The net income (before extraordinary items and discontinued operations) for the most recent 4 Quarter period divided by the current total public equity value of the company.

EBITDA/Enterprise Value (EV) – EBITDA is an acronym for Earnings Before Interest Taxes Depreciation and Amortization. EBITDA/EV is a metric that is used as a valuation tool to allow investors to compare the value of a company, debt included, to the company’s cash earnings less noncash expenses.

Expected Tail-Loss – Includes events that have a small probability of occurring and occur at the ends of a normal distribution curve.

Extraordinary Event – Includes, but is not limited to, a corporate takeover, merger, spin-off, special dividend, or delisting, which may alter the manner in which the company’s securities are valued and/or traded.

Free Float Market Capitalization – Free float market capitalization is another method of calculating market capitalization that requires taking the equity’s price and multiplying it by the number of shares readily available in the market.

Gross Domestic Product (GDP) – Gross domestic product is the monetary value of all finished goods and services produced within a country’s borders in a specific time and is used as a broad measurement of a nation’s overall economic activity.

Gross Profitability – Gross profitability is the profit a company makes after deducting the costs associated with making and selling its products, or the costs associated with providing its services.

Gross Profits/Total Assets – Gross profit/total assets is a profitability measure that allows investors to compare the gross profits of a company to the company’s total assets.

Index Component – Security within an Index

Index Calculator – Agent responsible for calculating the value of each index (Solactive AG or any other appropriately appointed successor in this function.)

Index Currency – The US Dollar

Index Provider – Lattice Strategies LLC.

Market Cap – Market cap or market capitalization refers to the total dollar market value of a company’s outstanding shares and is calculated by multiplying a company’s shares outstanding by the current market price of one share.

Market Disruption Event – Market disruption events are situations where markets cease to function in a regular manner, typically characterized by rapid and large market declines.

9

Operating Cash Flow/EV – Operating Cash Flow/EV is the ratio of estimated cash generation to the entire economic value of a company. Cash production is calculated by taking the net income (before extraordinary items and discontinued operations) plus amortization and depreciation plus preferred dividends.

Rebalance – Rebalance is the process of realigning the weightings of a portfolio of assets by periodically buying or selling assets in a portfolio to maintain an original desired level of asset allocation.

Reconstitution – Reconstitution is the re-setting of an index that involves adding and removing stocks as well as re-ranking existing stocks so that the composition of the index reflects the application of systematic rules.

Revenue/EV – Revenue/EV is a measure of the value of a stock that compares a company’s enterprise to value to its revenue and is an indicator that investors use to determine whether a stock is priced well.

Spot Rate – The price quoted for immediate settlement on a commodity, a security or a currency.

Standard Deviation – Standard Deviation is a statistical measure of the extent to which returns of an asset vary from its average return over a certain period.

10

Appendix: Country Eligibility by Index (as of March 2018)

Hartford Multifactor Low Volatility US Equity Index

United States

11

Appendix: Index Notices

The index committee is responsible for all decisions regarding methodology and application of Hartford Multifactor Low Volatility Indices. As part of its mandate, the committee regularly reviews the tools and techniques employed by the team responsible for applying index methodology rules toward the calculation of security weights (i.e. achieving objectives stated in the methodology).

From time to time, the tools, program, and procedures employed in applying the index methodologies may be refined and enhanced.

Data Sources used in the development of Hartford Multifactor Low Volatility Indices:

S&P Capital IQ/Compustat

S&P Capital IQ/SNL Database

FactSet Research Systems Inc.

Bloomberg L.P.

International Monetary Fund (Country Eligibility)

Organisation for Economic Co-Operation and Development

Quandl

12

DISCLOSURES

This document and the information included herein are proprietary to Lattice Strategies LLC (“Lattice”). The unauthorized copying, redistribution, sale, retransmission, or other transfer to a third party of this data, without the prior written consent of Lattice is strictly prohibited.

Any use or exploitation of the information in this document for the purpose of creating any financial product or service, which seeks to emulate the performance of the Indices, or which otherwise is based on the Indices, is not permitted without the written consent of Lattice.

Lattice and the Hartford Funds* (collectively “Hartford Funds”) does not guarantee or make any representation or warranty, express or implied, to any investor regarding the advisability of investing in securities generally or in an ETF particularly or the ability of an index to track general market performance. An investor cannot invest directly in an index.

The website links provided herein are for an investor’s convenience only and are not an endorsement or recommendation by Hartford Funds of any of the websites or the products or services offered. Hartford Funds is not responsible for the accuracy and validity of the content of these websites.

This document is provided for informational purposes only. It is not intended to be relied upon as investment advice or as a recommendation, offer or solicitation to buy or sell any securities or adopt any investment strategy. All investing involves risk, including the possible loss of principal.

*Hartford Funds refers to Hartford Funds Management Group, Inc., and its subsidiaries, including Hartford Funds Management Company, LLC (HFMC) and Hartford Funds Distributors, LLC, as well as Lattice Strategies LLC, a wholly owned subsidiary of HFMC.

13

Contents

Hartford Multifactor Index Methodology	Page

Overview of Hartford Multifactor Indices	3

Hartford Multifactor Diversified International Index	5

2

Overview

Hartford Multifactor Indices

The Hartford Multifactor Indices outlined in this document are designed to capture the performance potential of International and Emerging Market equities by seeking the enhanced return potential of multiple risk factors while maintaining targeted ranges of exposures across size, sector, and country dimensions.

The rules-based, proprietary methodology employs a multi-layered risk-controlled approach that seeks to de-concentrate country and/or position size risks relative to capitalization-weighted universes while selecting companies exhibiting favorable risk premia factors.

While the index methodologies follow substantially similar approaches, each was designed to address the risks and opportunities inherent to each capitalization class or equity region. Thus, there are important distinctions between different index strategies.

The Indices’ Provider (Lattice Strategies LLC (“Lattice Strategies” or “Lattice”), a wholly owned subsidiary of Hartford Funds Management Company, LLC (“HFMC”)) is responsible for the methodology and selection of each index component. The Indices are calculated and distributed by Solactive AG. The Indices are calculated as price and total return indices.

3

Eligible Securities

Eligible securities for each of the indices are derived from universes composed of companies within the following general parameters:

Hartford Multifactor Index	Eligible Universe
Diversified International	Developed (excluding the US) and Emerging Markets. Eligible companies include those within the top 85% of each country’s cumulative estimated free-float market capitalization

See Appendix for itemized list of eligible countries for each index

Overview of Index Construction Methodology

Hartford Multifactor Indices deploy an integrated process that seeks to deliberately allocate risk and maximize exposure to companies exhibiting positive exposure to value, momentum, and quality factors.

▪	Risk-First Portfolio Construction – Establishes risk parameters for each index by setting volatility as well as company-, size-, sector-, and country-level (for non-US strategies) diversification objectives. The index targets up to a 15% reduction in volatility over a complete market cycle as part of the index design.

▪	Multifactor Security Selection – Seeks to select companies exhibiting a favorable combination of value, momentum and quality factors in an attempt to enhance return potential.

4

Hartford Multifactor Diversified International Index (LRODEX)

Index Overview

Hartford Multifactor Diversified International Index (the “Index”) seeks to enhance return potential available from investment in developed market (excluding the US) and emerging market companies while reducing volatility by up to 15% over a complete market cycle. The Index methodology seeks to enhance return potential through multifactor stock selection while applying a comprehensive risk framework to overall Index construction. The rules-based, proprietary methodology utilizes an optimization process to help achieve the desired composition and targeted characteristics, including reduced volatility, relative sector, country and size constraints and positive value, momentum, and quality relative factor scores at the portfolio level.

Composition of the Index

A.	Selection of Index Components

The initial composition of the Index, as well as any ongoing adjustment, is based on the following rules:

1.	Country Eligibility

The eligible universe of developed and emerging markets countries excludes the United States and follows generally accepted institutional definitions of developed and emerging market classifications. Country eligibility and inclusion are determined by the Hartford Funds Index Committee utilizing characteristics such as:

A.	Market size (Market capitalization (market cap) as % of GDP, Country Total Market Cap, Market cap as % of World Market Cap)

B.	Size of Economy (Gross Domestic Product (GDP), Country GDP as % of World GDP)

C.	Level of development (GDP per capita)

D.	The country’s restrictions on foreign capital investment

E.	Institutional feedback from the international investment community regarding economic development levels and market accessibility

See Appendix for a complete list of eligible countries as of the latest Index reconstitution

2.	Equity Universe

All companies included in the Index must pass the following screening criteria:

A.	The company must be domiciled in one of the countries included in the index. Country of domicile classification is determined by the Hartford Funds Index Committee considering characteristics such as:

1.	Country of incorporation

2.	Country of primary exchange listing

3.	Country of headquarters

B.	The average daily trading volume (ADTV) over the last 6 months exceeds 1M USD

C.	The company is in the top 85% of each country’s cumulative estimated free float market capitalization

D.	Limited Partnerships, business development companies, closed-end funds, UBITs and SICAVs are excluded

3.	Establishing the Index Constituents

Upon determination of the stocks to be included in the universe, an optimization process is applied to determine which stocks are held and how they are weighted. The objectives and constraints of the process are discussed below.

▪	Strategy Risk Controls

The Index includes multi-layered risk controls, including:

1.	Active country allocation limitations vary by the weight of each country in the initial capitalization-weighted universe as follows:

i.	Maximum Country Weights Relative to Universe

1.	Country weight in universe greater than 15%: -1%

2.	Country weight in universe 10% to 15%: +5%

3.	Country weight in universe 5% to 10%: +3%

4.	Country weight in universe less than 5%: +2%

ii.	Minimum Country Weights Relative to Universe

1.	Country weight in universe greater than 10%: -5%

2.	Country weight in universe 5% to 10%: -3%

3.	Country weight in universe less than 5%: -2%

5

2.	Active sector allocation limitations are set at ±2% from each sector’s representation in an initial capitalization-weighted universe.

3.	Based on the estimated free float market capitalization of each country within the international equity universe, eligible companies are allocated across size categories and subject to the following active parameters:

Size Category	Upper/Lower Limitation
Largest 40%	±15%
Next 30%	±15%
Next 15%	±15%
Next 13%	±15%
Bottom 2%	±15%

4.	Size and liquidity caps: Max position sizes are applied within the size categories and are based on the lesser of 1.0% or 1x ADTV.

5.	Minimum effective number of equities must be at least 200

6.	Seek up to 15% reduction in volatility over a complete market cycle (based on historical standard deviation of the capitalization-weighted candidate universe’s 3-year return)[1]

▪	Factor Enhancement

The stock selection process seeks to identify and allocate capital to stocks with attractive factor characteristics. In this analysis, factors covering the traditional dimensions of value, momentum and quality are utilized. Stocks are selected with an aim to enhance the overall factor characteristics of the index while also meeting the strategy risk controls outlined above.

Creating Aggregated Factor Scores

Once the Valuation, Momentum and Quality scores have been calculated, combined factor scores are assigned and based on the following weighting: Value 50%, Momentum 30% and Quality 20%. Combined scores for financial and real estate sector companies are assigned weightings of 65% Value and 35% Momentum.

Through an optimization process, the strategy selects from eligible companies with the highest combined factor scores while also seeking positive portfolio-level exposure to multiple factors relative to the initial capitalization-weighted universe. Considered factors in this step are defined below:

Hartford Value Factor

The Hartford Value Factor equally weights multiple valuation metrics to arrive at an aggregated valuation metric. Valuation metrics include: Earnings Yield, EBITDA/Enterprise Value (EV), Operating Cash Flow/EV, Revenue/EV, Dividend Yield, and Book Value (used only in financials and real estate as a replacement to EBITDA/EV).

Hartford Momentum Factor

The Hartford Momentum Factor equally weights Last 12 ex-1 monthly returns and last 6 ex-1 monthly returns to arrive at an aggregated momentum metric.

Hartford Quality Factor

Gross profitability / total assets is used to measure quality in the Index. Where the factor is not available (i.e. for financial and real estate stocks), quality is excluded from the factor mix.

To help achieve this target, optimization process inputs seek 20% volatility reduction over a complete market cycle.

▪	The principle of “neutralization” is applied in the calculation of factor scores. Neutralization is meant to help remove biases between companies and securities of different classifications. In particular, the neutralization employed seeks to jointly mitigate biases by geographic (e.g. country, region) exposure and economic (e.g. sector, industry, property type) exposures.

6

B.	Determining the Final Risk-Optimized Index

With the above inputs in place, the Index is constructed using a proprietary optimization process. The optimization uses the initial starting universe of eligible companies as the baseline and the optimization objectives and constraints determine the composition of the Index during each reconstitution and rebalance period. The process layer determines a suitable combination of companies that allows for the greatest expression of index objectives, including factor expression, diversification goals and volatility targets.

▪	Turnover Reduction

The optimization process seeks to mitigate unnecessary and counterproductive turnover while maintaining index attributes and other risk controls.

C.	Reconstitution and Rebalancing

The composition of the Index is reconstituted and reweighted on the second Wednesday in March and on the second Wednesday in September. The composition of the Index is reviewed on each Selection Day and the necessary adjustments are announced. The Inception Date of the Index is June 30, 2019.

See Appendix for definitions of terms.

7

Appendix: Index Publishing and Calculation

General Information

Hartford Multifactor Index Tickers and ISINs

Index Name	Total Return		Price Return
	Ticker	ISIN	Ticker	ISIN
Hartford Multifactor Diversified International Index	LRODEX	DE000SLA8GZ0	LRODEP	DE000SLA8JG4

Distribution

The Indices are published via the price marketing services of Boerse Stuttgart AG and are distributed to all affiliated vendors. Each vendor decides on an individual basis as to whether the vendor will distribute/display each Hartford Multifactor Index via the vendor’s information systems.

Prices and calculation frequency

The price of the Indices are calculated on each Business Day based on the prices on the respective Exchanges on which the Index Components are listed. The most recent prices of all Index Components are used. Prices of Index Components not listed in the Index Currency are translated using spot rates (London 4pm) as quoted by Thomson Reuters. Should there be no current price available on Reuters, the most recent price or the Trading Price on Reuters for the preceding Trading Day is used in the calculation.

The Indices are calculated every U.S. Business Day from 12:00am to 10:50pm, CET. The Index price is calculated continuously in 15-second intervals during these hours. In the event that data cannot be provided to Reuters or to the pricing services of Boerse Stuttgart AG, the Index cannot be distributed.

Any incorrect calculation is adjusted on a retrospective basis.

Lattice Strategies engages with and pays a fee to Solactive AG for index calculation and distribution services. Lattice Strategies is responsible for the methodology and selection of the index components. The Indices are calculated as price and total return indices in USD.

Decision-making bodies

A committee, composed of members as determined by Lattice Strategies LLC, is responsible for decisions regarding the application of any amendments to the rules (in this document referred to as the “committee” or the “index committee”). The committee shall decide if any Extraordinary Events should occur and on the implementation of any necessary adjustments.

Members of the committee can recommend changes to the index methodology rules and submit them to the committee for approval at any time. Refinements to methodology will be communicated in advance of pre-established rebalance and reconstitution periods via updates to the methodology document and noted in the Index Notices section of the Appendix.

Publication

All specifications and information relevant for calculating the Index are available via the following link:

https://www.solactive.com/wp-content/uploads/2018/01/Index-Calculation-Guideline_V1.2.pdf

8

Licensing

Licences to use the Indices as the underlying value for derivative instruments are issued to stock exchanges, banks, financial services providers and investment houses by Lattice Strategies LLC.

Extraordinary adjustment

If a company included in any of the Indices is removed from an Index between two Adjustment Days due to an Extraordinary Event, or is otherwise deemed by the index committee to have experienced an Extraordinary Event that impacts its qualification for inclusion in the Index as determined by the Methodology, if necessary, the index committee shall designate a successor company or otherwise determine a course of action to bring the impacted company position back into alignment with the Methodology. The new Index composition would be communicated to Solactive AG once determination is made by the index committee, and any such change would be published by Solactive AG as soon as practicable thereafter, normally after the close of the US markets on the following business day. To the extent any such index committee determination is made within 45 days of the next Adjustment Day, the index committee may elect to wait until such next Adjustment Day to make the adjustment to the Index.

9

Appendix: Definitions

Definitions

Adjustment Days – An adjustment date is the date on which financial adjustments will be made to a contract or transaction as agreed by all the parties involved in the transaction.

Book Value – The book value of an asset is the value at which the asset is carried on a balance sheet and calculated by taking the cost of an asset minus the accumulated depreciation.

Dividend Yield – Dividend Yield is the weighted average dividend yield of the securities in the index (including cash). The number is not intended to demonstrate income earned or distributions made by a portfolio.

Earnings Yield – The net income (before extraordinary items and discontinued operations) for the most recent 4 Quarter period divided by the current total public equity value of the company.

EBITDA/Enterprise Value (EV) – EBITDA is an acronym for Earnings Before Interest Taxes Depreciation and Amortization. EBITDA/EV is a metric that is used as a valuation tool to allow investors to compare the value of a company, debt included, to the company’s cash earnings less noncash expenses.

Expected Tail-Loss – Includes events that have a small probability of occurring and occur at the ends of a normal distribution curve.

Extraordinary Event – Includes, but is not limited to, a corporate takeover, merger, spin-off, special dividend, or delisting, which may alter the manner in which the company’s securities are valued and/or traded.

Free Float Market Capitalization – Free float market capitalization is another method of calculating market capitalization that requires taking the equity’s price and multiplying it by the number of shares readily available in the market.

Gross Domestic Product (GDP) – Gross domestic product is the monetary value of all finished goods and services produced within a country’s borders in a specific time and is used as a broad measurement of a nation’s overall economic activity.

Gross Profitability – Gross profitability is the profit a company makes after deducting the costs associated with making and selling its products, or the costs associated with providing its services.

Gross Profits/Total Assets – Gross profit/total assets is a profitability measure that allows investors to compare the gross profits of a company to the company’s total assets.

Index Component – Security within an Index

Index Calculator – Agent responsible for calculating the value of each index (Solactive AG or any other appropriately appointed successor in this function.)

Index Currency – The US Dollar

Index Provider – Lattice Strategies LLC.

Market Cap – Market cap or market capitalization refers to the total dollar market value of a company’s outstanding shares and is calculated by multiplying a company’s shares outstanding by the current market price of one share.

Market Disruption Event – Market disruption events are situations where markets cease to function in a regular manner, typically characterized by rapid and large market declines.

Operating Cash Flow/EV – Operating Cash Flow/EV is the ratio of estimated cash generation to the entire economic value of a company. Cash production is calculated by taking the net income (before extraordinary items and discontinued operations) plus amortization and depreciation plus preferred dividends.

Rebalance – Rebalance is the process of realigning the weightings of a portfolio of assets by periodically buying or selling assets in a portfolio to maintain an original desired level of asset allocation.

Reconstitution – Reconstitution is the re-setting of an index that involves adding and removing stocks as well as re-ranking existing stocks so that the composition of the index reflects the application of systematic rules.

Revenue/EV – Revenue/EV is a measure of the value of a stock that compares a company’s enterprise to value to its revenue and is an indicator that investors use to determine whether a stock is priced well.

Spot Rate – The price quoted for immediate settlement on a commodity, a security or a currency.

Standard Deviation – Standard Deviation is a statistical measure of the extent to which returns of an asset vary from its average return over a certain period.

10

Appendix: Country Eligibility by Index (as of September 2018)

Hartford Multifactor Diversified International Index

Developed Markets

Australia Austria Belgium Canada Denmark Finland	France Germany Hong Kong Ireland Israel Italy	Japan Luxembourg Netherlands New Zealand Norway Portugal	Singapore Spain Sweden Switzerland United Kingdom

Emerging Markets

Brazil Chile China Colombia India	Indonesia Malaysia Mexico Philippines Poland	Russia South Africa South Korea Taiwan	Thailand Turkey

11

Appendix: Index Notices

The index committee is responsible for all decisions regarding methodology and application of Hartford Multifactor Indices. As part of its mandate, the committee regularly reviews the tools and techniques employed by the team responsible for applying index methodology rules toward the calculation of security weights (i.e. achieving objectives stated in the methodology).

From time to time, the tools, program, and procedures employed in applying the index methodologies may be refined and enhanced.

Data Sources used in the development of Hartford Multifactor Indices:

S&P Capital IQ/Compustat

S&P Capital IQ/SNL Database

FactSet Research Systems Inc.

Bloomberg L.P.

International Monetary Fund (Country Eligibility)

Organisation for Economic Co-Operation and Development

Quandl

12

Disclosures

This document and the information included herein are proprietary to Lattice Strategies LLC (“Lattice”). The unauthorized copying, redistribution, sale, retransmission, or other transfer to a third party of this data, without the prior written consent of Lattice is strictly prohibited.

Any use or exploitation of the information in this document for the purpose of creating any financial product or service, which seeks to emulate the performance of the Indices, or which otherwise is based on the Indices, is not permitted without the written consent of Lattice.

Lattice and the Hartford Funds* (collectively “Hartford Funds”) do not guarantee or make any representation or warranty, express or implied, to any investor regarding the advisability of investing in securities generally or in an ETF particularly or the ability of an index to track general market performance. An investor cannot invest directly in an index.

The website links provided herein are for an investor’s convenience only and are not an endorsement or recommendation by Hartford Funds of any of the websites or the products or services offered. Hartford Funds is not responsible for the accuracy and validity of the content of these websites.

This document is provided for informational purposes only. It is not intended to be relied upon as investment advice or as a recommendation, offer or solicitation to buy or sell any securities or adopt any investment strategy. All investing involves risk, including the possible loss of principal.

*Hartford Funds refers to Hartford Funds Management Group, Inc. and its subsidiaries, including Hartford Funds Management Company, LLC (HFMC) and Hartford Funds Distributors, LLC, as well as Lattice Strategies LLC, a wholly owned subsidiary of HFMC.

13

Contents

Hartford Multifactor Index Methodology	Page

Overview of Hartford Multifactor Indices	3

Hartford Risk-Optimized Multifactor Developed Markets (ex-US) Index	5

Overview of Hartford Multifactor Indices

Hartford Risk-Optimized Multifactor Indices are designed to capture the performance potential of targeted asset classes by deliberately allocating toward risks and opportunities more likely to enhance return potential. The indices are constructed via an integrated process that seeks to improve diversification across countries and currencies (where applicable), sectors, and/or companies while seeking to capture the potential performance benefits of certain common factors, such as value, momentum, and quality.

The rules-based, proprietary methodology employs a multi-layered risk-controlled approach that seeks to de-concentrate country, sector, and/or size risks relative to capitalization-weighted universes while selecting companies exhibiting favorable risk premia factors.

While the index methodologies follow substantially similar approaches, each was designed to address the risks and opportunities inherent to each asset class or equity region. Thus, there are important distinctions between different index strategies.

The Indices are calculated and distributed by Solactive AG. The Indices’ Provider (Lattice Strategies LLC (“Lattice Strategies” or “Lattice”), a wholly owned subsidiary of Hartford Funds Management Company, LLC (“HFMC”)) is responsible for the methodology and selection of each index component. The Indices are calculated as price and total return indices.

Eligible Securities

To exercise maximum control over final index content, the eligible securities for each of the indices are derived from universes composed of companies within the following general parameters:

Hartford Risk-Optimized Multifactor Index	Eligible Universe
Developed Markets (ex-US) Index	Includes companies that represent economic coverage up to 85% of the market capitalization of 22 countries within developed Europe, Australasia, North America (ex-US) and Japan

See Appendix for itemized list of country eligibility for each index

Overview of Index Construction Methodology

Hartford Multifactor Indices deploy an integrated process that seeks to deliberately allocate risk and maximize exposure to multiple factors.

▪	Risk-First Portfolio Construction – Establishes risk parameters of each index by setting country- and sector-level diversification objectives. This initial step expands the opportunity set and tends to drive capital allocation deeper into the eligible universe. The Developed Markets (ex-US) Index targets up to a 20% reduction in volatility over a complete market cycle as part of the index design.[1]

▪	Multifactor Security Selection – Selects companies with a favorable combination of factors such as value, momentum, and quality. The methodologies seek companies exhibiting multiple favorable factors – a design feature intended to enhance return potential and reduce risk.

1 The intended result of this target is to seek up to a 15% reduction in volatility over a complete market cycle, although the optimizer is set at 20% in order to achieve this intended target.

Hartford Risk-Optimized Multifactor Developed Markets (ex-US) Index (LRODMX)

Index Overview

Hartford Risk-Optimized Multifactor Developed Markets (ex-US) Index (LRODMX or the “Index”) seeks to address risks and opportunities within developed market stocks located outside the United States by selecting equity securities exhibiting a favorable combination of factors, including value, momentum, and quality while reducing volatility by up to 20% over a complete market cycle.1

The rules-based, proprietary methodology employs a multi-layered risk-controlled approach that seeks to de-concentrate individual country and currency risks and reduce volatility while selecting companies exhibiting favorable risk premia factors. The methodology seeks to further address active risks versus the capitalization-weighted universe by managing size, country, and liquidity risks.

Composition of the Index

A.	Selection of Index Components

The initial composition of the Index, as well as any on-going adjustment, is based on the following rules:

1.	Country Eligibility

The eligible universe of developed markets countries excludes the United States and follows generally accepted institutional definitions of developed market classifications. Country eligibility and inclusion are determined annually, based on the following criteria:

A.	Market size (Market capitalization (market cap) as % of GDP, Country Total Market Cap, Market cap as % of World Market Cap)

B.	Size of Economy (Gross Domestic Product (GDP), Country GDP as % of World GDP)

C.	Level of development (GDP per capita)

D.	The country’s restrictions on foreign capital investment

E.	Institutional feedback from the international investment community regarding economic development levels and market accessibility

See appendix for a complete list of eligible countries as of the latest Index reconstitution

2.	Equity Universe

The next step is to select the stocks which meet the criteria for inclusion in the universe. Unlike the country selection process, stock selection rules are applied semi-annually at each rebalance period. All stocks included in the Index must pass the following screening criteria:

A.	The company must be domiciled in one of the countries included in the index. Country of domicile classifications are assigned by applying at least one of the following criteria (in order of priority):

▪	Country of incorporation

▪	Country of primary exchange listing

B.	Master Limited Partnerships (MLPs) are excluded

C.	The stock is in the top 85% of the developed market equity universe’s market capitalization

D.	The average daily trading volume (ADTV) over the last 6 months exceeds 1.5Mn USD

1 The intended result of this target is to seek up to a 15% reduction in volatility over a complete market cycle, although the optimizer is set at 20% in order to achieve this intended target.

3.	Establishing the Index Constituents

Upon determination of the stocks to be included in the universe, an optimization process is applied to determine which stocks are held and how they are weighted. The objectives and constraints of the process are discussed below.

▪	Strategy Risk Controls

The Index includes multi-layered risk controls, including:

1.	Size and liquidity caps on positions (0.75% or 1x ADTV)

2.	Minimum effective number of equities must exceed 300

3.	Seek up to 20% reduction in volatility over a complete market cycle (based on historical standard deviation of a capitalization-weighted universe)[4]

4.	Large cap stocks (defined as stocks with market cap over $10Bn USD) must not be less than 50% of the total Index; smaller companies (defined as companies <$2B) must be ≤20% of the total Index

5.	Active sector allocation limitations are set at ±2% from each sector’s representation in an initial capitalization-weighted universe

6.	Active country allocation limitations range from ±2% to ±5% from each country’s representation in an initial capitalization-weighted universe according to the following formula:

When the sum (∑)of all company weights within a country (i) reaches a threshold,	then the maximum allocation to that country will equal its representation in the market capitalization-weighted universe + …
15%	-1%
10% 15%	5%
5% 10%	3%
5%	2%
When the sum (∑)of all company weights within a country (i) reaches a threshold,	then the minimum allocation to that country will equal its representation in the market capitalization-weighted universe –…
10%	5%
5% 10%	3%
5%	2%

1 The intended result of this target is to seek up to a 15% reduction in volatility over a complete market cycle, although the optimizer is set at 20% in order to achieve this intended target.

▪	Factor Enhancement

The stock selection process seeks to identify and allocate capital to stocks with attractive factor characteristics. In this analysis, factors covering the traditional dimensions of value, momentum and quality are utilized. Stocks are selected with an aim to enhance the overall factor characteristics of the index while also meeting the strategy risk controls outlined above.

Hartford Value Factor Mix (50% Weighting)

The Hartford Value Factor Mix equally weights multiple valuation metrics to arrive at an aggregated valuation metric. Valuation metrics include: Earnings Yield, EBITDA/Enterprise Value (EV), Operating Cash Flow/EV, Revenue/EV, Dividend Yield, and Book Value (used only in financials and real estate as a replacement to EBITDA/EV)

Hartford Momentum Factor Mix (30% Weighting)

The Hartford Momentum Factor Mix equally weights multiple price momentum metrics to arrive at an aggregated momentum metric. Momentum metrics include: Last 12 ex-1 monthly returns and Last 6 ex-1 monthly returns.

Hartford Quality Metrics (20% Weighting)

Gross profitability/total assets is used to measure quality in the index. Where the factor is not available (i.e. for financial and real estate stocks), quality is excluded from the factor mix.

Creating Aggregated Factor Scores

Once the Valuation, Momentum and Quality scores have been calculated, factor scores are weighted for each security according to the following: Value = 50%, Momentum 30%, Quality 20% and combined to create a single aggregated score for each stock. (Weightings of 65% Value and 35% Momentum are combined to create a single aggregated score for stocks within the financial and real estate sectors.)

A.	Determining the Final Risk-Optimized Index

With the above inputs in place, the Index is constructed using a proprietary optimization process. The optimization uses the initial starting universe of eligible securities as the baseline and the optimization objectives and constraints determine the composition of the Index during each reconstitution and rebalance period. The process layer determines a suitable combination of stocks that allows for the greatest expression of index objectives, including factor expression, diversification goals and volatility targets.

1.	Turnover Reduction

The optimization process seeks to mitigate unnecessary and counterproductive turnover while maintaining index attributes and other risk controls.

B.	Reconstitution and Rebalancing

The composition of the Index is reconstituted and reweighted on the second Wednesday in March and on the second Wednesday in September (the “Selection Days”). The composition of the Index is reviewed on each Selection Day and the necessary adjustments are announced. The Inception Date of the Index is December 31, 2013.

(See Appendix for definitions of terms)

Appendix: INDEX PUBLISHING AND CALCULATION

General Information

Hartford Multifactor Index Tickers and ISINs

Index Name	Total Return		Price Return
	Ticker	ISIN	Ticker	ISIN
Hartford Risk-Optimized Multifactor Developed Markets (ex-US) Index	LRODMX	DE000SLA68B9	LRODMP	DEOOOSLA68A1

Distribution

The Indices are published via the price marketing services of Boerse Stuttgart AG and are distributed to all affiliated vendors. Each vendor decides on an individual basis as to whether the vendor will distribute/display each Hartford Risk-Optimized Multifactor Index via the vendor’s information systems.

Prices and calculation frequency

The price of the Indices are calculated on each Business Day based on the prices on the respective Exchanges on which the Index Components are listed. The most recent prices of all Index Components are used. Prices of Index Components not listed in the Index Currency are translated using spot rates (London 4pm) as quoted by Thomson Reuters. Should there be no current price available on Reuters, the most recent price or the Trading Price on Reuters for the preceding Trading Day is used in the calculation.

The Indices are calculated every U.S. Business Day from 12:00am to 10:50pm, CET. The Index price is calculated continuously in 15-second intervals during these hours. In the event that data cannot be provided to Reuters or to the pricing services of Boerse Stuttgart AG, the Index cannot be distributed.

Any incorrect calculation is adjusted on a retrospective basis.

Lattice Strategies engages with and pays a fee to Solactive AG for index calculation and distribution services. Lattice Strategies is responsible for the methodology and selection of the index components. The Indices are calculated as price and total return indices in USD.

Decision-making bodies

A committee, composed of members as determined by Lattice Strategies LLC, is responsible for decisions regarding the application of any amendments to the rules (in this document referred to as the “committee” or the “index committee”). The committee shall decide if any Extraordinary Events should occur and on the implementation of any necessary adjustments.

Members of the committee can recommend changes to the index methodology rules and submit them to the committee for approval at any time. Refinements to methodology will be communicated in advance of pre-established rebalance and reconstitution periods via updates to the methodology document and noted in the Index Notices section of the Appendix.

Publication

All specifications and information relevant for calculating the Index are available via the following link:

http://www.solactive.com/wp-content/uploads/2016/06/Index-Calculation-Guideline_V1.2.pdf

Licensing

Licences to use the Indices as the underlying value for derivative instruments are issued to stock exchanges, banks, financial services providers and investment houses by Lattice Strategies LLC.

Extraordinary adjustment

If a company included in any of the Indices is removed from an Index between two Adjustment Days due to an Extraordinary Event, or is otherwise deemed by the index committee to have experienced an Extraordinary Event that impacts its qualification for inclusion in the Index as determined by the Methodology, if necessary, the index committee shall designate a successor company or otherwise determine a course of action to bring the impacted company position back into alignment with the Methodology. The new Index composition would be communicated to Solactive AG once determination is made by the index committee, and any such change would be published by Solactive AG as soon as practicable thereafter, normally after the close of the US markets on the following business day. To the extent any such index committee determination is made within 45 days of the next Adjustment Day, the index committee may elect to wait until such next Adjustment Day to make the adjustment to the Index.

Appendix: Definitions

Definitions

Adjustment Days – An adjustment date is the date on which financial adjustments will be made to a contract or transaction as agreed by all the parties involved in the transaction.

Book Value – The book value of an asset is the value at which the asset is carried on a balance sheet and calculated by taking the cost of an asset minus the accumulated depreciation.

Debt-to-GDP – Debt-to-Gross Domestic Product (GDP) is the ratio of a country’s public debt to its gross domestic product and can be interpreted as the number of years needed to pay back debt if GDP is dedicated entirely to debt repayment.

Dividend Yield – Dividend Yield is the weighted average dividend yield of the securities in the index (including cash). The number is not intended to demonstrate income earned or distributions made by a portfolio.

Earnings Yield – The net income (before extraordinary items and discontinued operations) for the most recent 4 Quarter period divided by the current total public equity value of the company.

EBITDA/Enterprise Value (EV) – EBITDA is an acronym for Earnings Before Interest Taxes Depreciation and Amortization. EBITDA/EV is a metric that is used as a valuation tool to allow investors to compare the value of a company, debt included, to the company’s cash earnings less noncash expenses.

Expected Tail-Loss – Includes events that have a small probability of occurring and occur at the ends of a normal distribution curve.

Extraordinary Event – Includes, but is not limited to, a corporate takeover, merger, spin-off, special dividend, or delisting, which may alter the manner in which the company’s securities are valued and/or traded.

Free Floating Market Capitalization – Free floating market capitalization is another method of calculating market capitalization that requires taking the equity’s price and multiplying it by the number of shares readily available in the market.

Funds from Operations (FFO) Payout refers to the figure used by real estate investment trusts (REITs) to define the cash flow from their operations. FFO Payout indicates the amount of FFO a REIT pays out to is shareholders.

FFO Growth – The figure used by real estate investment trusts (REITs) to define the cash flow from their operations. FFO Growth indicates the growth of FFO over a period of time.

Gross Domestic Product (GDP) – Gross domestic product is the monetary value of all finished goods and services produced within a country’s borders in a specific time and is used as a broad measurement of a nation’s overall economic activity.

Gross Profitability – Gross profitability is the profit a company makes after deducting the costs associated with making and selling its products, or the costs associated with providing its services.

Gross Profits/Total Assets – Gross profit/total assets is a profitability measure that allows investors to compare the gross profits of a company to the company’s total assets.

Index Component – Security within an Index

Index Calculator – Agent responsible for calculating the value of each index (Solactive AG or any other appropriately appointed successor in this function.)

Index Currency – The US Dollar

Index Provider – Lattice Strategies LLC.

Market Cap – Market cap or market capitalization refers to the total dollar market value of a company’s outstanding shares and is calculated by multiplying a company’s shares outstanding by the current market price of one share.

Market Disruption Event – Market disruption events are situations where markets cease to function in a regular manner, typically characterized by rapid and large market declines.

Operating Cash Flow/EV – Operating Cash Flow/EV is the ratio of estimated cash generation to the entire economic value of a company. Cash production is calculated by taking the net income (before extraordinary items and discontinued operations) plus amortization and depreciation plus preferred dividends.

Rebalance – Rebalance is the process of realigning the weightings of a portfolio of assets by periodically buying or selling assets in a portfolio to maintain an original desired level of asset allocation.

Reconstitution – Reconstitution is the re-setting of an index that involves adding and removing stocks as well as re-ranking existing stocks so that the composition of the index reflects the application of systematic rules.

Return on Gross Property Value – Return on gross is the amount that a company earns on the total investment it has made in its business.

Return on Invested Capital (ROIC) – Quantifies how well a company generates cash flow relative to the capital it has invested in its business.

Revenue/EV – Revenue/EV is a measure of the value of a stock that compares a company’s enterprise to value to its revenue and is an indicator that investors use to determine whether a stock is priced well.

Spot Rate – The price quoted for immediate settlement on a commodity, a security or a currency.

Standard Deviation – Standard Deviation is a statistical measure of the extent to which returns of an asset vary from its average return over a certain period.

Appendix: Country Eligibility by Index (as of March 2018)

Risk-Optimized Multifactor Developed Markets (ex-US) Index

Australia Austria Belgium Canada Denmark Finland	France Germany Hong Kong Ireland Israel Italy	Japan Netherlands New Zealand Norway Portugal	Singapore Spain Sweden Switzerland United Kingdom

Appendix: Index Notices

The Index Committee is responsible for all decisions regarding the Index methodologies5 (the “Methodologies” or “Rules”) and their application to the Hartford Multifactor Indices (the “Indices”). As part of its mandate to maintain the integrity of the Indices and their original design intent, the Index Committee regularly reviews the tools6 (the “Tools”) employed by the team responsible for applying the Methodology toward the calculation of security weights (i.e. achieving objectives stated in the Methodology). From time to time, the Tools employed in applying the Methodologies may be refined and enhanced. These modifications are technical in nature and do not change, alter, or impact the integrity or objectives of the Rules.

As a matter of record, the following enhancements to the Tools have been made:

All Hartford Multifactor Indices

A neutralization Tool was introduced to facilitate the use of the calculation of the value, momentum and quality factor scores in the optimization process for all Indices. Neutralization is meant to help remove biases between companies and securities of different classifications. In particular, the neutralization Tool seeks to jointly mitigate biases by geographic (e.g. country, region) and economic (e.g. sector, industry, property type) exposures. The end result enhanced the ability to compare and evaluate companies and securities relative to each other on a more consistent basis.

An equity risk model Tool was developed and adopted in support of the creation and management of all Indices. This Tool allows for a single, unified approach across all Indices regarding the attribution of equity returns to various sources including geographic (e.g. country, region) exposure and economic (e.g. sector, industry, property type) exposure as well as exposures to equity risk premia such as value, quality, and momentum.

March 2017

All Hartford Multifactor Indices

The Tool utilized for the assessment of the market value - or market size - of publicly traded securities of companies in the eligible universe for each index (i.e., “Market Size”) was expanded to include multiple publicly traded share types of a company such as common, ordinary, preferred, preferenced, specialty, ADRs, and units7. This Tool enhancement utilizing the Market Size approach allowed for a more effective and consistent assessment of a company’s entire public equity value in different markets and geographical regions as some markets emphasize the utilization of particular equity share types more than other markets. By employing a common, more encompassing, standard to all markets, the aggregate value of publicly traded equity securities became more comparable across markets.

Data Sources used in the development of Hartford Multifactor Indices:

S&P Capital IQ/Compustat

S&P Capital IQ/SNL Database

FactSet Research Systems Inc.

Bloomberg L.P.

International Monetary Fund (Country Eligibility)

Organisation for Economic Co-Operation and Development

Quandl

5 Index methodology refers to a pre-defined set of rules that cannot be altered except under extraordinary market, political or macroeconomic conditions. These rules detail market and security coverage, index construction approach and ongoing index maintenance.

6 Tools refer to the techniques, programs, processes and procedures used to implement the Methodologies.

7 The universe of publicly traded share types is not limited to the examples provided.

DISCLOSURES

This document and the information included herein are proprietary to Lattice Strategies LLC (“Lattice”). The unauthorized copying, redistribution, sale, retransmission, or other transfer to a third party of this data, without the prior written consent of Lattice is strictly prohibited.

Any use or exploitation of the information in this document for the purpose of creating any financial product or service, which seeks to emulate the performance of the Indices, or which otherwise is based on the Indices, is not permitted without the written consent of Lattice.

Lattice and the Hartford Funds* (collectively “Hartford Funds”) do not guarantee or make any representation or warranty, express or implied, to any investor regarding the advisability of investing in securities generally or in an ETF particularly or the ability of an index to track general market performance. An investor cannot invest directly in an index.

The website links provided herein are for an investor’s convenience only and are not an endorsement or recommendation by Hartford Funds of any of the websites or the products or services offered. Hartford Funds is not responsible for the accuracy and validity of the content of these websites.

This document is provided for informational purposes only. It is not intended to be relied upon as investment advice or as a recommendation, offer or solicitation to buy or sell any securities or adopt any investment strategy. All investing involves risk, including the possible loss of principal.

*Hartford Funds refers to Hartford Funds Management Group, Inc., and its subsidiaries, including Hartford Funds Management Company, LLC (HFMC) and Hartford Funds Distributors, LLC, as well as Lattice Strategies LLC, a wholly owned subsidiary of HFMC.

Contents

Hartford Multifactor Index Methodology	Page

Overview of Hartford Multifactor Indices	3

Hartford Multifactor Emerging Markets Equity Index	5

2

Overview

Hartford Multifactor Indices

The Hartford Multifactor Indices outlined in this document are designed to capture the performance potential of Emerging Market equities by seeking the enhanced return potential of multiple risk factors while maintaining targeted ranges of exposures across size, sector, and country dimensions.

The rules-based, proprietary methodology employs a multi-layered risk-controlled approach that seeks to de-concentrate country and/or position size risks relative to capitalization-weighted universes while selecting companies exhibiting favorable risk premia factors.

While the index methodologies follow substantially similar approaches, each was designed to address the risks and opportunities inherent to each capitalization class or equity region. Thus, there are important distinctions between different index strategies.

The Indices’ Provider (Lattice Strategies LLC (“Lattice Strategies” or “Lattice”), a wholly owned subsidiary of Hartford Funds Management Company, LLC (“HFMC”)) is responsible for the methodology and selection of each index component. The Indices are calculated and distributed by Solactive AG. The Indices are calculated as price and total return indices.

3

Eligible Securities

Eligible securities for each of the indices are derived from universes composed of companies within the following general parameters:

Hartford Multifactor Index	Eligible Universe
Emerging Markets Equity

Includes countries with economic development levels considered by the Hartford Funds Index Committee to be “emerging.” Country eligibility is based on the level of economic development, growth, fiscal considerations, market breadth, foreign investment restrictions, and other criteria. Includes companies that represent economic coverage up to 85% of each country’s estimated free-float market capitalization.

See Appendix for itemized list of eligible countries for each index

Overview of Index Construction Methodology

Hartford Multifactor Indices deploy an integrated process that seeks to deliberately allocate risk and maximize exposure to companies exhibiting positive exposure to value, momentum, and quality factors.

▪	Risk-First Portfolio Construction – Establishes risk parameters for each index by setting volatility as well as company-, size-, sector-, and country-level (for non-US strategies) diversification objectives. The indices target up to a 15% reduction in volatility over a complete market cycle as part of the index design.

▪	Multifactor Security Selection – Seeks to select companies exhibiting a favorable combination of value, momentum and quality factors in an attempt to enhance return potential.

4

Hartford Multifactor Emerging Markets Equity Index (LROEMX)

Index Overview

Hartford Multifactor Emerging Markets Equity Index (the “Index”) seeks to enhance return potential available from investment in emerging market companies while reducing volatility by up to 15% over a complete market cycle. The Index methodology seeks to enhance return potential through multifactor stock selection while applying a comprehensive risk framework to overall Index construction. The rules-based, proprietary methodology utilizes an optimization process to help achieve the desired composition and targeted characteristics, including reduced volatility, relative sector, country and size constraints and positive value, momentum, and quality relative factor scores at the portfolio level.

Composition of the Index

A.	Selection of Index Components

The initial composition of the Index, as well as any ongoing adjustment, is based on the following rules:

1.	Country Eligibility

The eligible universe of emerging markets countries excludes the United States and follows generally accepted institutional definitions of emerging market classifications. Country eligibility and inclusion are determined by the Hartford Funds Index Committee utilizing characteristics such as:

A.	Market size (Market capitalization (market cap) as % of GDP, Country Total Market Cap, Market cap as % of World Market Cap)

B.	Size of Economy (Gross Domestic Product (GDP), Country GDP as % of World GDP)

C.	Level of development (GDP per capita)

D.	The country’s restrictions on foreign capital investment

E.	Institutional feedback from the international investment community regarding economic development levels and market accessibility

See Appendix for a complete list of eligible countries as of the latest Index reconstitution

2.	Equity Universe

All companies included in the Index must pass the following screening criteria:

A.	The company must be an emerging market company domiciled in one of the countries included in the index. Country of domicile classification is determined by the Hartford Funds Index Committee considering characteristics such as:

1.	Country of incorporation

2.	Country of primary exchange listing

3.	Country of headquarters

B.	The average daily trading volume (ADTV) over the last 6 months exceeds 1M USD

C.	The company is in the top 85% of each country’s cumulative estimated free float market capitalization

D.	Limited Partnerships, business development companies, closed-end funds, UBITs and SICAVs are excluded

3.	Establishing the Index Constituents

Upon determination of the stocks to be included in the universe, an optimization process is applied to determine which stocks are held and how they are weighted. The objectives and constraints of the process are discussed below.

5

▪	Strategy Risk Controls

The Index includes multi-layered risk controls, including:

1.	Active country allocation limitations vary by the weight of each country in the initial capitalization-weighted universe as follows:

i.	Maximum Country Weights Relative to Universe

1.	Country weight in universe greater than 20%: -5%

2.	Country weight in universe 10% to 20%: -1%

3.	Country weight in universe less than 10%: +2%

ii.	Minimum Country Weights Relative to Universe

1.	Country weight in universe greater than 20%: -10%

2.	Country weight in universe 10% to 20%: -5%

3.	Country weight in universe less than 10%: -2%

2.	Active sector allocation limitations are set at ±2% from each sector’s representation in an initial capitalization-weighted universe.

3.	Based on the estimated free float market capitalization of each country within the international equity universe, eligible companies are allocated across size categories and subject to the following active parameters:

Size Category	Upper/Lower Limitation
Largest 40%	±15%
Next 30%	±15%
Next 15%	±15%
Next 13%	±15%
Bottom 2%	±15%

4.	Size and liquidity caps: Max position sizes are applied within the size categories and are based on the lesser of 1.0% or 1x ADTV.

5.	Minimum effective number of equities must be at least 200

6.	Seek up to 15% reduction in volatility over a complete market cycle (based on historical standard deviation of the capitalization-weighted candidate universe’s 3-year return)[1]

▪	Factor Enhancement

The stock selection process seeks to identify and allocate capital to stocks with attractive factor characteristics. In this analysis, factors covering the traditional dimensions of value, momentum and quality are utilized. Stocks are selected with an aim to enhance the overall factor characteristics of the index while also meeting the strategy risk controls outlined above.

Creating Aggregated Factor Scores

Once the Valuation, Momentum and Quality scores have been calculated, combined factor scores are assigned and based on the following weighting: Value 50%, Momentum 30% and Quality 20%. Combined scores for financial and real estate sector companies are assigned weightings of 65% Value and 35% Momentum.

Through an optimization process, the strategy selects from eligible companies with the highest combined factor scores while also seeking positive portfolio-level exposure to multiple factors relative to the initial capitalization-weighted universe. Considered factors in this step are defined below:

Hartford Value Factor

The Hartford Value Factor equally weights multiple valuation metrics to arrive at an aggregated valuation metric. Valuation metrics include: Earnings Yield, EBITDA/Enterprise Value (EV), Operating Cash Flow/EV, Revenue/EV, Dividend Yield, and Book Value (used only in financials and real estate as a replacement to EBITDA/EV).

Hartford Momentum Factor

The Hartford Momentum Factor equally weights Last 12 ex-1 monthly returns and last 6 ex-1 monthly returns to arrive at an aggregated momentum metric.

Hartford Quality Factor

Gross profitability / total assets is used to measure quality in the Index. Where the factor is not available (i.e. for financial and real estate stocks), quality is excluded from the factor mix.

1 To achieve this target, process inputs seek 20% volatility reduction over a complete market cycle.

6

▪	The principle of “neutralization” is applied in the calculation of factor scores. Neutralization is meant to help remove biases between companies and securities of different classifications. In particular, the neutralization employed seeks to jointly mitigate biases by geographic (e.g. country, region) exposure and economic (e.g. sector, industry, property type) exposures.

B.	Determining the Final Risk-Optimized Index

With the above inputs in place, the Index is constructed using a proprietary optimization process. The optimization uses the initial starting universe of eligible companies as the baseline and the optimization objectives and constraints determine the composition of the Index during each reconstitution and rebalance period. The process layer determines a suitable combination of companies that allows for the greatest expression of index objectives, including factor expression, diversification goals and volatility targets.

▪	Turnover Reduction

The optimization process seeks to mitigate unnecessary and counterproductive turnover while maintaining index attributes and other risk controls.

C.	Reconstitution and Rebalancing

The composition of the Index is reconstituted and reweighted on the second Wednesday in March and on the second Wednesday in September. The composition of the Index is reviewed on each Selection Day and the necessary adjustments are announced. The Inception Date of the Index is June 30, 2019.

See Appendix for definitions of terms.

7

Appendix: Index Publishing and Calculation

General Information

Hartford Multifactor Index Tickers and ISINs

Index Name	Total Return		Price Return
	Ticker	ISIN	Ticker	ISIN
Hartford Multifactor Emerging Markets Equity Index	LROEMX	DE000SLA8G09	LROEMP	DE000SLA8JH2

Distribution

The Indices are published via the price marketing services of Boerse Stuttgart AG and are distributed to all affiliated vendors. Each vendor decides on an individual basis as to whether the vendor will distribute/display each Hartford Multifactor Index via the vendor’s information systems.

Prices and calculation frequency

The price of the Indices are calculated on each Business Day based on the prices on the respective Exchanges on which the Index Components are listed. The most recent prices of all Index Components are used. Prices of Index Components not listed in the Index Currency are translated using spot rates (London 4pm) as quoted by Thomson Reuters. Should there be no current price available on Reuters, the most recent price or the Trading Price on Reuters for the preceding Trading Day is used in the calculation.

The Indices are calculated every U.S. Business Day from 12:00am to 10:50pm, CET. The Index price is calculated continuously in 15-second intervals during these hours. In the event that data cannot be provided to Reuters or to the pricing services of Boerse Stuttgart AG, the Index cannot be distributed.

Any incorrect calculation is adjusted on a retrospective basis.

Lattice Strategies engages with and pays a fee to Solactive AG for index calculation and distribution services. Lattice Strategies is responsible for the methodology and selection of the index components. The Indices are calculated as price and total return indices in USD.

Decision-making bodies

A committee, composed of members as determined by Lattice Strategies LLC, is responsible for decisions regarding the application of any amendments to the rules (in this document referred to as the “committee” or the “index committee”). The committee shall decide if any Extraordinary Events should occur and on the implementation of any necessary adjustments.

Members of the committee can recommend changes to the index methodology rules and submit them to the committee for approval at any time. Refinements to methodology will be communicated in advance of pre-established rebalance and reconstitution periods via updates to the methodology document and noted in the Index Notices section of the Appendix.

Publication

All specifications and information relevant for calculating the Index are available via the following link:

https://www.solactive.com/wp-content/uploads/2018/01/Index-Calculation-Guideline_V1.2.pdf

8

Licensing

Licences to use the Indices as the underlying value for derivative instruments are issued to stock exchanges, banks, financial services providers and investment houses by Lattice Strategies LLC.

Extraordinary adjustment

If a company included in any of the Indices is removed from an Index between two Adjustment Days due to an Extraordinary Event, or is otherwise deemed by the index committee to have experienced an Extraordinary Event that impacts its qualification for inclusion in the Index as determined by the Methodology, if necessary, the index committee shall designate a successor company or otherwise determine a course of action to bring the impacted company position back into alignment with the Methodology. The new Index composition would be communicated to Solactive AG once determination is made by the index committee, and any such change would be published by Solactive AG as soon as practicable thereafter, normally after the close of the US markets on the following business day. To the extent any such index committee determination is made within 45 days of the next Adjustment Day, the index committee may elect to wait until such next Adjustment Day to make the adjustment to the Index.

9

Appendix: Definitions

Definitions

Adjustment Days – An adjustment date is the date on which financial adjustments will be made to a contract or transaction as agreed by all the parties involved in the transaction.

Book Value – The book value of an asset is the value at which the asset is carried on a balance sheet and calculated by taking the cost of an asset minus the accumulated depreciation.

Dividend Yield – Dividend Yield is the weighted average dividend yield of the securities in the index (including cash). The number is not intended to demonstrate income earned or distributions made by a portfolio.

Earnings Yield – The net income (before extraordinary items and discontinued operations) for the most recent 4 Quarter period divided by the current total public equity value of the company.

EBITDA/Enterprise Value (EV) – EBITDA is an acronym for Earnings Before Interest Taxes Depreciation and Amortization. EBITDA/EV is a metric that is used as a valuation tool to allow investors to compare the value of a company, debt included, to the company’s cash earnings less noncash expenses.

Expected Tail-Loss – Includes events that have a small probability of occurring and occur at the ends of a normal distribution curve.

Extraordinary Event – Includes, but is not limited to, a corporate takeover, merger, spin-off, special dividend, or delisting, which may alter the manner in which the company’s securities are valued and/or traded.

Free Float Market Capitalization – Free float market capitalization is another method of calculating market capitalization that requires taking the equity’s price and multiplying it by the number of shares readily available in the market.

Gross Domestic Product (GDP) – Gross domestic product is the monetary value of all finished goods and services produced within a country’s borders in a specific time and is used as a broad measurement of a nation’s overall economic activity.

Gross Profitability – Gross profitability is the profit a company makes after deducting the costs associated with making and selling its products, or the costs associated with providing its services.

Gross Profits/Total Assets – Gross profit/total assets is a profitability measure that allows investors to compare the gross profits of a company to the company’s total assets.

Index Component – Security within an Index

Index Calculator – Agent responsible for calculating the value of each index (Solactive AG or any other appropriately appointed successor in this function.)

Index Currency – The US Dollar

Index Provider – Lattice Strategies LLC.

Market Cap – Market cap or market capitalization refers to the total dollar market value of a company’s outstanding shares and is calculated by multiplying a company’s shares outstanding by the current market price of one share.

Market Disruption Event – Market disruption events are situations where markets cease to function in a regular manner, typically characterized by rapid and large market declines.

Operating Cash Flow/EV – Operating Cash Flow/EV is the ratio of estimated cash generation to the entire economic value of a company. Cash production is calculated by taking the net income (before extraordinary items and discontinued operations) plus amortization and depreciation plus preferred dividends.

Rebalance – Rebalance is the process of realigning the weightings of a portfolio of assets by periodically buying or selling assets in a portfolio to maintain an original desired level of asset allocation.

Reconstitution – Reconstitution is the re-setting of an index that involves adding and removing stocks as well as re-ranking existing stocks so that the composition of the index reflects the application of systematic rules.

Revenue/EV – Revenue/EV is a measure of the value of a stock that compares a company’s enterprise to value to its revenue and is an indicator that investors use to determine whether a stock is priced well.

Spot Rate – The price quoted for immediate settlement on a commodity, a security or a currency.

Standard Deviation – Standard Deviation is a statistical measure of the extent to which returns of an asset vary from its average return over a certain period.

10

Appendix: Country Eligibility by Index (as of September 2018)

Hartford Multifactor Emerging Markets Equity Index

Emerging Markets

Brazil Chile China Colombia India	Indonesia Malaysia Mexico Philippines Poland	Russia South Africa South Korea Taiwan	Thailand Turkey

11

Appendix: Index Notices

The index committee is responsible for all decisions regarding methodology and application of Hartford Multifactor Indices. As part of its mandate, the committee regularly reviews the tools and techniques employed by the team responsible for applying index methodology rules toward the calculation of security weights (i.e. achieving objectives stated in the methodology).

From time to time, the tools, program, and procedures employed in applying the index methodologies may be refined and enhanced.

Data Sources used in the development of Hartford Multifactor Indices:

S&P Capital IQ/Compustat

S&P Capital IQ/SNL Database

FactSet Research Systems Inc.

Bloomberg L.P.

International Monetary Fund (Country Eligibility)

Organisation for Economic Co-Operation and Development

Quandl

12

Disclosures

This document and the information included herein are proprietary to Lattice Strategies LLC (“Lattice”). The unauthorized copying, redistribution, sale, retransmission, or other transfer to a third party of this data, without the prior written consent of Lattice is strictly prohibited.

Any use or exploitation of the information in this document for the purpose of creating any financial product or service, which seeks to emulate the performance of the Indices, or which otherwise is based on the Indices, is not permitted without the written consent of Lattice.

Lattice and the Hartford Funds* (collectively “Hartford Funds”) do not guarantee or make any representation or warranty, express or implied, to any investor regarding the advisability of investing in securities generally or in an ETF particularly or the ability of an index to track general market performance. An investor cannot invest directly in an index.

The website links provided herein are for an investor’s convenience only and are not an endorsement or recommendation by Hartford Funds of any of the websites or the products or services offered. Hartford Funds is not responsible for the accuracy and validity of the content of these websites.

This document is provided for informational purposes only. It is not intended to be relied upon as investment advice or as a recommendation, offer or solicitation to buy or sell any securities or adopt any investment strategy. All investing involves risk, including the possible loss of principal.

*Hartford Funds refers to Hartford Funds Management Group, Inc. and its subsidiaries, including Hartford Funds Management Company, LLC (HFMC) and Hartford Funds Distributors, LLC, as well as Lattice Strategies LLC, a wholly owned subsidiary of HFMC.

13